The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

Registration No. 333-107016
Subject to Completion. Dated June 2, 2004.

Prospectus Supplement to Prospectus dated August 7, 2003.

$250,000,000

Hillenbrand Industries, Inc.
       % Senior Notes due 2009

       The notes will mature on June 15, 2009. Hillenbrand will pay interest on the notes on June 15 and December 15 of each year. The first such payment will be made on December 15, 2004. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

       Hillenbrand may redeem all or a portion of the notes at any time at the redemption price set forth in this prospectus supplement.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to Hillenbrand	%	$

       The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June      , 2004 and must be paid by the purchasers if the notes are delivered after June      , 2004.

       The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on June      , 2004.

Goldman, Sachs & Co.	Citigroup

Banc of America Securities LLC

UBS Investment Bank

ABN AMRO Incorporated

Banc One Capital Markets, Inc.

BNP PARIBAS

NatCity Investments, Inc.

Prospectus Supplement dated June      , 2004.

PROSPECTUS SUPPLEMENT SUMMARY

       This summary highlights certain information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. As a result, it is not complete and does not contain all of the information that you should consider before purchasing the notes. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Unless the context requires otherwise, references to “Hillenbrand” refer to Hillenbrand Industries, Inc., and references to “we”, “us” or “our” refer collectively to Hillenbrand and its consolidated subsidiaries.

Hillenbrand Industries, Inc.

       We are a leading provider of products and services for the health care and funeral services industries. Through our Hill-Rom business unit, we provide a variety of products for the patient care environment, non-invasive therapeutic products for pulmonary, wound and circulatory conditions, and biomedical equipment rentals and other services to enhance the operational efficiency and asset utilization of health care facilities. Hill-Rom’s products and services address patient and caregiver needs in the acute care, long-term care and home care environments. Hill-Rom generated revenues of $1,067 million for the fiscal year ended September 30, 2003. Our other major business unit, Batesville Casket Company, is a leading producer of caskets and cremation-related products. Batesville Casket generated revenues of $628 million for the fiscal year ended September 30, 2003. We have recently entered into an agreement to sell our Forethought Financial Services business unit, which provides financial products and services designed to help people prefund anticipated funeral and cemetery costs.

Health Care

       Hill-Rom provides a variety of products for the patient care environment, non-invasive therapeutic products for pulmonary, wound and circulatory conditions, and biomedical equipment rentals and other services to enhance the operational efficiency and asset utilization of health care facilities.

       Products for the patient care environment include a variety of electrically adjustable hospital beds. These hospital bed models include the TotalCare SpO2RT® bed, a pulmonary bed that delivers rotation, percussion and vibration; the TotalCare® bed, a bed designed for the critically acute patient; the AdvantaTM, AvantGuardTM and recently introduced CareAssistTM and VersaCareTM beds, designed for a variety of med/surg applications; and the Affinity® III bed, a bed specifically designed for the needs of the maternity department. Other Hill-Rom® products for the patient care environment include stretchers, nurse call systems, surgical table accessories, bedside cabinets, adjustable-height overbed tables, mattresses and patient room furniture. Its architectural products include headwalls and power columns which enable medical gases, communication accessories and electrical services to be distributed in patient rooms. Hill-Rom generally sells these products to acute and long-term health care facilities worldwide through both direct and distributor channels.

       Non-invasive therapy products include the CLINITRON® Air Fluidized Therapy system used in the treatment of advanced pressure sores, burns, flaps and grafts. Other surfaces such as the Flexicair®, SilkAir® and PrimeAire® ARS products in the United States and the Alto®, Primo® and Duo®products in Europe are used primarily for wound prevention by providing advanced pressure relief to avoid skin breakdown. Products for pulmonary conditions include the TotalCare SpO2RT® system and the V-Cue® mattress, which provide continuous lateral rotation of the patient. Our recent acquisition of Advanced Respiratory added The VestTM system, which delivers high frequency chest wall oscillation for airway clearance in chronic pulmonary disease patients. See “— Recent Developments.” In circulatory care, Hill-Rom recently introduced the ActiveCare®TM sequential compression device for the prevention of deep vein thrombosis. Hill-Rom generally rents these non-invasive therapeutic products to acute, long-term and home care customers in the United States, Canada and Europe through the service network described below, including a clinical sales force composed primarily of registered nurses and respiratory therapists.

       Products and services to enhance operational efficiency and asset utilization of health care facilities include equipment service contracts for Hill-Rom’s capital equipment and various professional services to assist in optimizing facility designs and improving caregiver safety and patient outcomes. Hill-Rom’s COMLinx®-LPM system provides wireless locating and tracking of equipment, patients and caregivers. With the recent acquisition of Mediq, Hill-Rom now provides peak-needs rentals and full-house asset management of a wide variety of moveable biomedical equipment such as ventilators, infusion pumps and monitors. The recent acquisition of Navicare has also added software products to optimize patient flow and scheduling. See “— Recent Developments.” Hill-Rom provides these products and services primarily to acute and long-term health care facilities through a network of over 225 service centers and over 1,500 service technicians throughout the United States, Canada and Europe. Hill-Rom has contracts with a number of group purchasing organizations in the United States as well as government purchasers in other countries. A significant portion of Hill-Rom’s sales are made pursuant to these contracts.

       Depending upon customer preferences, utilization levels and financial objectives, many Hill-Rom® products increasingly are available to customers on either a sales or a rental basis.

Funeral Services Products

       Batesville Casket Company manufactures and sells caskets made of carbon steel, stainless steel, copper, bronze and wood. In addition, Batesville also manufactures and sells cloth-covered caskets, all wood construction (orthodox) caskets and a line of urns, cremation containers and other memorialization products used in cremations. Batesville also supplies selection room display fixturing for funeral homes through its System Solutions group.

       Most Batesville-produced metal caskets are electronically welded to help resist the entrance of outside elements through the use of rubber gaskets and a locking bar mechanism. Batesville’s premium steel caskets also employ a magnesium alloy bar to cathodically help protect the casket from rust and corrosion. We believe that this is a feature found only on Batesville-produced caskets. Hardwood caskets from Batesville are made from walnut, mahogany, cherry, maple, pine, oak, pecan and poplar, solids and veneers. In October 2002, Batesville also introduced its MarquetryTM Collection, manufactured with a revolutionary new process for veneers that allows for rounded corners and a furniture-grade finished appearance. Additional lines of veneer caskets in oak and cherry were introduced in 2003. Also in 2003, Batesville Casket purchased certain intellectual property related to the former Marsellus Casket Company and reintroduced select lines of these premium caskets to independent funeral homes. Batesville’s cloth-covered caskets are constructed with a patented process using cellular fiberboard construction. Batesville also offers full marketing support services to licensed funeral homes.

       The Options by Batesville cremation division offers a complete cremation marketing system for funeral service professionals. In addition to a broad line of cremation caskets, cremation containers and urns, the system includes training, merchandising support and marketing support materials. Cremation caskets and containers are manufactured primarily of hardwoods and fiberboard. Options’ wide assortment of memorial urns are made from a variety of materials, including cast bronze, cast acrylic, wood, sheet bronze, cloisonné and marble.

       Batesville offers several other marketing and merchandising programs to funeral professionals for both casket and cremation products. Batesville® caskets are marketed by Batesville’s direct sales force to licensed funeral professionals operating licensed funeral establishments (or, in the absence of state licensing requirements, to full service funeral establishments offering both funeral goods and funeral services in conformance with state law) throughout the United States, the United Kingdom, Australia, Canada, Mexico and Puerto Rico. A significant portion of Batesville’s sales are made to large national funeral services providers under contracts Batesville has entered into with several of these customers.

Business Strategy

       The cornerstone of our strategy is to enhance shareholder value by identifying and implementing initiatives that will help realize the full potential of the existing portfolio of businesses and position us for future growth, both organically and through acquisitions. The key elements of our strategy are as follows:

       Profitable Revenue Growth. Profitable revenue growth is critical to our overall commitment to build shareholder value. Actions taken to achieve this objective include higher research and development spending, a more strategic approach to new product development and an increased focus on higher margin products and a more profitable product mix. These efforts have resulted in numerous product line extensions and new product platforms that generally have higher gross margins and a foundation for future revenue growth. We believe substantial opportunity exists to grow by leveraging Hill-Rom’s global rental service center network, its clinical sales force and its strong position in capital equipment. The recently completed acquisitions of Mediq, NaviCare and Advanced Respiratory were intended to take advantage of these opportunities. See “— Recent Developments”. We also intend to expand our efforts in non-capital products and services to reduce our susceptibility to short-term demand fluctuations resulting from economic and regulatory changes affecting our capital sales business.

       Product Quality, Innovation and New Product Development. We are becoming increasingly focused on our product quality and new product development initiatives, significantly increasing funding levels and the speed of research and development and manufacturing cycle times. The ultimate goal of these initiatives is to provide meaningful innovative solutions to customers. During 2003, Hill-Rom introduced its TotalCare® Bariatric bed for use with obese patients, its ActiveCare®TM product for the prevention of deep vein thrombosis and upgrades to its COMLinx®TM communications system, among others. In 2004, we have launched two new bed platforms in North America, the VersaCareTM and CareAssistTM products. The VersaCareTM platform is a more feature-rich replacement to our current Advanta® product offering. The CareAssistTM product is an entry-level offering at a lower price point than the VersaCareTM or AdvantaTM beds, providing increased flexibility to our customers that need fewer features on their bed platforms. In early 2004, Hill-Rom also introduced its COMLinx®-LPM system which provides wireless locating and tracking of equipment, patients and caregivers, as well as its PrimeAire® ARS surface for wound prevention. Additionally, in 2003 Batesville Casket introduced new engineered wood casket products manufactured under its revolutionary new process for veneers, reintroduced select premium wood caskets under the Marsellus brand name and entered a new product category with the introduction of urn vaults.

       Improved Asset Management. We continually strive to improve the efficiency of and return on our assets and capital. Key components of this effort include business process simplification, asset rationalization and achieving an optimal capital structure. Significant progress has been made in all these areas. In business process simplification, with our Enterprise Resource Planning implementations at Hill-Rom and Batesville Casket, we are continuing our efforts to move to a common technology platform aimed at speeding and sustaining productivity gains and process improvements. In the area of asset rationalization, we have exited certain poor performing and slower growth product lines and businesses and divested certain under-performing assets. The recent sale of our piped medical gas business and the pending sales of our insurance and infant care products businesses are examples of the asset rationalization strategy. See “— Recent Developments.” With respect to optimizing our capital structure, we have actively managed our working capital levels, and in 2003 we renewed and amended our $500 million revolving credit facilities and repurchased $157 million of outstanding debentures using excess cash, significantly reducing our exposure to long-term, higher-interest rate debt.

       Strategic Portfolio Management. We continue to manage our portfolio of operating companies under a unified corporate structure rather than as a group of autonomous companies. Under this approach, each operating company plays a specific role in the fulfillment of our overall strategy. Batesville Casket is responsible for providing earnings and cash flow to fund corporate growth. At Batesville Casket, we will continue to seek to differentiate our products on the basis of quality, innovation, personalization and customer service, while at the same time continuing to control costs through manufacturing efficiencies, strategic sourcing and other cost reduction efforts, to fulfill Batesville’s role. Hill-Rom’s strategic role is to provide strong cash flow and earnings, profitable growth through new product innovation, expansion into new areas and acquisitions in complementary health care businesses. Fundamentally, Hill-Rom’s strategy is aimed at providing three value propositions that we believe should directly address long-term customer needs: improving the operational efficiency of health care facilities; providing improved patient outcomes, thereby reducing length of stay and costs; and improving caregiver safety and efficiency.

       Lower Cost Structure. We are committed to increasing shareholder value through the reduction of costs and waste in all areas of our business and the streamlining of processes for higher performance. Strategic sourcing and supply arrangements with key suppliers have resulted in reductions in raw material costs (partially offset by recent increases in prices for steel and other metals, solid wood and fuel). Fixed costs also continue to be reduced as a result of work force and other realignment activities. In the third fiscal quarter of 2003, Hill-Rom established a new business structure to further the execution of its strategy and strengthen its core businesses. We believe that the benefits of the new Hill-Rom organizational structure include increased speed of decision making, enhanced ability to execute business plans and improved integration of acquisitions. The new structure should also provide the flexibility to structure and manage distinct business models that address the unique characteristics and opportunities of each Hill-Rom division.

       Leadership Excellence. We have continued the aggressive development of talent in the organization through developmental assignments, inter-organizational transfers and special executive development training experiences. We have launched a unique performance development facility to enhance executive capabilities. During 2003, we completed a comprehensive evaluation of our compensation and benefit programs to assure marketplace competitive programs and practices, as well as proper alignment with our shareholder value creation objectives.

Recent Developments

       Consistent with our commitment to continually assess and rationalize our portfolio of businesses, we have announced several acquisitions and divestitures over the past six months. All of the acquisitions represent extensions of our health care business within Hill-Rom in complementary areas that should enable us to leverage our existing infrastructure, offer new value-added products and services to our customers and enhance our growth opportunities. Additionally, the acquisitions support Hill-Rom’s strategy, which is aimed at providing three value propositions that we believe should directly address long-term customer needs: improving the operational efficiency of health care facilities; providing improved patient outcomes, thereby reducing length of stay and costs; and improving caregiver safety and efficiency. The divestitures represent non-core or slower growing businesses that no longer fit with our strategic direction.

Acquisitions

       Mediq, Navicare and Technology Relationships. On January 30, 2004, we acquired Mediq, Incorporated, a privately held company providing peak needs rentals and asset management of moveable biomedical equipment and therapy services. This acquisition should expand Hill-Rom’s product and service offerings, strengthen Hill-Rom’s after-sales service capabilities and allow increased leverage of Hill-Rom’s global rental service center network. We believe it positions us to provide virtually all of the moveable biomedical equipment needed in a health care facility. The purchase price for Mediq was approximately $332 million, subject to adjustments based upon the

Mediq balance sheet at the date of closing. For its fiscal year ended September 30, 2003, Mediq reported revenues from continuing operations of approximately $161 million. Mediq accounted for $26 million of our revenues and $8 million of our gross profit in the six months ended March 31, 2004.

       In addition, on January 30, 2004 we completed the acquisition of the remaining 84 percent of the equity of NaviCare Systems, Inc. that we did not already own for approximately $14 million, including deferred payments of $2 million payable within one year. NaviCare provides operations management, resource optimization and dynamic workflow solutions to health care enterprises. NaviCare’s portfolio of communications and workflow products will become a key component of Hill-Rom’s workflow solutions offerings. The acquisition of NaviCare is not expected to materially impact our revenues or results of operations in fiscal year 2004.

       We also recently announced two important technology relationships that we have entered into that augment the benefits of the Mediq and Navicare acquisitions. First, in August 2003 we entered into a supply agreement with Visonic Technologies Americas, Inc. and Elpas Electro-Optic Systems, Ltd. to provide us with access to Visonic’s wireless locating technology. This technology supports our recently introduced COMLinx®-LPM wireless locating and tracking system, which allows us to tag and track equipment and personnel in a health care facility.

       In January 2004 we entered into a distribution agreement with Vocera Communications, Inc. permitting Hill-Rom to sell, service and support Vocera’s wireless voice communication solution, which will allow wireless voice communication among health care facility workers throughout a facility.

       These acquisitions and technology relationships provide the foundation for long-term growth and competitive advantage in Hill-Rom’s service business. Our strategy for growth in this business is based on the recognition that health care providers will face increasing demand in coming years as the baby boom generation ages and at the same time will face continued pressure to control health care costs. In this environment, we believe health care providers will need to increase patient throughput with higher levels of utilization of existing assets. We believe we now can facilitate dramatic improvements in asset utilization and in-patient flow, and we can provide flexibility to heath care providers in achieving those objectives by offering them capital purchases, rental arrangements and comprehensive asset management programs across a broader range of products.

       Advanced Respiratory. In October 2003, Hill-Rom acquired Advanced Respiratory, Inc., a manufacturer and distributor of non-invasive airway clearance products and systems known as The VestTM airway clearance system for a purchase price of approximately $97 million, including transaction costs and approximately $12 million of closing date working capital adjustments, with additional contingent payments not to exceed $20 million based on Advanced Respiratory achieving certain net revenue targets. Advanced Respiratory complements our previously existing pulmonary expertise, expands our home-care product line and provides opportunities for growth through leveraging of our clinical sales force. In the six months ended March 31, 2004, Advanced Respiratory contributed approximately $28 million of revenues and approximately $17 million of gross profit.

Divestitures

       Forethought. On February 13, 2004, we announced a definitive agreement for the sale of Forethought Financial Services to FFS Holdings, Inc., an acquisition vehicle formed by The Devlin Group, LLC, for a combination of cash, seller financing, certain retained assets of Forethought and stock warrants. Hillenbrand will receive estimated cash proceeds in the transaction of between $53 and $58 million, provide seller financing in various forms with an estimated face value of $136 million, retain certain partnership assets of Forethought with an estimated value of between $85 and $95 million and receive warrants to acquire up to 5 percent of the common stock of FFS Holdings, Inc. This results in total nominal consideration of approximately $280 million, subject to adjustments. This excludes a dividend received by Hillenbrand in December 2003 from

Forethought in the amount of approximately $29 million made in anticipation of the transaction. The seller financing, which will take the form of a seller note, preferred stock and a debt service account associated with third party financing for the transaction, will be subject to an estimated discount of between $30 and $35 million to reflect a market rate of return on the financing, which is expected to be recognized in future periods as accretion on the underlying financial instruments. We recognized a net loss associated with the divestiture of Forethought of $109 million in our fiscal second quarter ended March 31, 2004. We anticipate that the transaction will close in our fiscal 2004 fourth quarter, subject to the satisfaction of conditions including financing and regulatory and government approvals.

       Following a comprehensive review of strategic alternatives, we concluded that the best interests of our shareholders, customers and employees would be served by the sale of Forethought, allowing us to focus our resources on future growth opportunities in the health care marketplace and maintain our longstanding commitment to Batesville Casket Company. Managing a large insurance and financial services company is very different from managing companies that manufacture products and provide related services. Additionally, a financial services company is subject to a variety of outside influences, including exposure to financial market volatility, that have made it difficult to understand our operating performance at times in the past. Moreover, Forethought’s strategic priorities and opportunities are inconsistent with those of Hillenbrand. Selling Forethought should allow management to better focus its time and our resources on achieving our strategic goals.

       Piped Medical Gas and Infant Care. In October 2003, Hill-Rom completed the sale of its piped medical gas business, which provided medical gas delivery and management systems, to Beacon Medical Products, LLC, for an estimated $14 million, subject to adjustment for certain conditions existing at closing. In September 2003, Hill-Rom signed a definitive agreement to sell its Air-Shields infant care business, which provides infant care warming therapy, incubators and other infant care products, to Dräger Medical AG & Co. KGaA for an estimated $31 million, subject to adjustment for certain conditions existing at closing. The sale of the Air-Shields infant care business is still pending, with regulatory review currently underway in various European countries, but is expected to close in the third quarter of our 2004 fiscal year.

       These divestitures reflect our asset rationalization strategy. These businesses were selected for divestiture as they no longer fit within our strategic portfolio of products and services. They were considered to have limited future growth potential, possessed unique sales channels and research and development requirements, had low profit margins and would have required significant investment to achieve their limited growth potential.

Recent Operating Results

       On May 6, 2004, we reported unaudited financial results for our fiscal second quarter ended March 31, 2004, which included consolidated income from continuing operations of $53 million, or $0.85 per diluted share, compared to consolidated income from continuing operations in the comparable 2003 period of $52 million, or $0.83 per diluted share. We reported a loss from discontinued operations of $1.61 per diluted share, which includes a one-time, $109 million net-of-tax charge for the pending divestiture of Forethought. As a result, we reported a net loss of $48 million, or $0.76 per diluted share, compared to net income of $62 million, or $1.00 per diluted share, in the prior year comparable period.

       Revenues for the quarter increased $53 million, or approximately 12 percent, to $482 million from $429 million in the prior year comparable period. The increase in revenue was primarily related to the recent acquisitions of Advanced Respiratory and Mediq, which increased health care therapy rental revenues approximately $16 million and $23 million, respectively, in the second quarter. Funeral services sales of $176 million increased $12 million from $164 million in the prior year due primarily to increased burial casket and other volume, along with favorable price realization. Health care sales revenue of $177 million declined $8 million, as volume declines throughout the product portfolio were only partially offset by the effect of favorable exchange rates of approximately

$5 million and Mediq capital revenue of $3 million. The volume declines related primarily to delays in customer orders associated with our introduction of two new bed platforms — VersaCareTM, which replaced our largest selling bed platform, and CareAssistTM. Other revenues of $10 million represent the revenue of four real estate limited partnerships in which Forethought holds an interest that we will retain in connection with the disposition of Forethought. These limited partnerships are consolidated in accordance with FASB Interpretation No. 46 (FIN 46).

       Gross profit improved $19 million to $241 million in the quarter ended March 31, 2004 from $222 million in the prior year second quarter. As a percentage of sales, consolidated gross profit margins of 50.0 percent decreased from 51.7 percent in the prior year period due to lower volumes at Hill-Rom and the inclusion of Mediq, which has lower gross margins.

       For more information about our results of operations for the quarter ended March 31, 2004, see our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004.

Summary Historical Consolidated Financial Data

       The following table sets forth a summary of our historical financial data for the periods and as of the dates presented and should be read together with the consolidated financial statements and notes thereto filed by us with the SEC and incorporated by reference. The financial data for the fiscal year ended September 30, 2003 are derived from our audited consolidated financial statements. Effective for fiscal year 2002, we changed our fiscal year end to September 30 from the Saturday nearest November 30 of each year. Accordingly, our audited consolidated financial statements incorporated by reference are for the fiscal year ended September 30, 2003, the ten months ended September 30, 2002 and the fiscal year ended December 1, 2001. For comparative purposes, the following table presents our unaudited financial data for the twelve-month periods ended September 30, 2002 and 2001. The financial data for the six months ended March 31, 2004 and 2003 are derived from our unaudited consolidated financial statements. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Historical results are not necessarily indicative of our future results and interim period results are not necessarily indicative of our annual results. Our piped medical gas and infant care businesses are treated as discontinued operations for all periods. Forethought is treated as discontinued operations for the six months ended March 31, 2004 and 2003 but is included in continuing operations for all other periods.

	Six Months			Twelve Months
	Ended		Fiscal Year	Ended
	March 31,		Ended	September 30,
			September 30,
	2004	2003	2003	2002		2001

	(Unaudited)			(Unaudited)

	(Dollars in millions, except per share data)
Operating data:
Net revenue	$916	$834	$2,042	$2,057		$2,053
Gross profit	464	429	901	883		836
Operating profit	178	159	319	10		243
Income from continuing operations(a)	98	88	182	35		152
Income per share from continuing operations — Diluted(a)	1.56	1.41	2.93	0.56		2.41
Cash dividends per share	0.54	0.50	1.00	0.98		0.83
Balance sheet data (end of period):
Total assets	$5,915		$5,412	$5,442		$4,949
Assets of discontinued operations	3,993		49	—		—
Long-term debt	439		155	322		302
Real estate debt(b)	146		—	—		—
Total shareholders’ equity	1,045		1,159	999		966
Other data:
Ratio of earnings to fixed charges(c)	12.7		12.3	(d	)	8.5

       (Notes on following page)

(a)	The summary historical consolidated financial data presented above include certain charges. Following is a summary of these charges, on a net-of-tax basis. Further discussion regarding these adjustments can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our filings with the SEC.

	Six Months			Twelve Months
	Ended		Fiscal Year	Ended
	March 31,		Ended	September 30,
			September 30,
	2004	2003	2003	2002	2001

	(Unaudited)			(Unaudited)

	(In millions)
Realized capital losses (gains) and impairments (Forethought)	$(7)	$37	$32	$38	$1
Litigation charge (Kinetic Concepts)	—	—	—	158	—
Loss on repurchase of debt	—	—	11	—	—
Reversal of tax reserves and adjustments to valuation allowance	(6)	—	(4)	(32)	—
Other*	—	—	6	14	18

Impact on continuing operations	$(13)	$37	$45	$178	$19

*	Reflects severance and benefit costs, asset impairments and other realignment charges.

(b)	Reflects indebtedness associated with investments of Forethought in several real estate partnerships, which we will retain in connection with the disposition of Forethought. These real estate partnerships are consolidated under FASB Interpretation No. 46 (FIN 46).

(c)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose “earnings” means income (loss) from continuing operations before income taxes plus fixed charges. “Fixed charges” means interest expense plus amortization of debt issuance costs and discount or premium on any indebtedness plus one-third of our annual rental expense.

(d)	As a result of the pre-tax loss from continuing operations incurred for the unaudited twelve months ended September 30, 2002, earnings were insufficient to cover fixed charges by approximately $6 million. Earnings for this period included a pre-tax litigation charge of $250 million associated with the settlement of our antitrust litigation with Kinetic Concepts, Inc.

Summary Unaudited Pro Forma Consolidated Financial Data

       The summary unaudited pro forma consolidated financial data set forth in the table below are derived from the unaudited pro forma consolidated financial statements and the supplemental unaudited pro forma consolidated financial statements included elsewhere in this prospectus supplement and give effect to the disposition of Forethought as if it had occurred on October 1, 2000. Because Forethought is treated as discontinued operations in our interim condensed consolidated financial statements as of and for the six months ended March 31, 2004 and 2003, we do not present pro forma balance sheets or pro forma income statements for these periods.

       The unaudited pro forma consolidated financial data do not purport to represent what our results of operations would actually have been if the transaction had occurred on October 1, 2000 or to project our results of operations for any future period.

		Twelve Months
	Fiscal Year	Ended
	Ended	September 30,
	September 30,
	2003	2002	2001

	(In millions,
	except per share data)
Operating data:
Net revenues	$1,695	$1,736	$1,674
Gross profit	885	886	779
Operating profit	332	46	214
Income from continuing operations	177	56	131
Income per share from continuing operations — Diluted	2.85	0.89	2.07
Cash dividends per share	1.00	0.98	0.83

The Offering

Issuer	Hillenbrand Industries, Inc.

Securities Offered	$250 million in aggregate principal amount of % Senior Notes due 2009

Maturity Date	June 15, 2009

Interest	% per annum from June , 2004, payable semi-annually on June 15 and December 15 of each year, commencing December 15, 2004

Ranking	The notes will rank:

• Junior to our future senior secured indebtedness;

• Equally with all other existing and future unsecured and unsubordinated indebtedness of Hillenbrand; and

• Senior to any of our future indebtedness that expressly provides that it is subordinated to the notes.

Optional Redemption	We may redeem the notes, in whole or in part, at any time in cash at the redemption price described in the section entitled “Description of Notes — Optional Redemption.”

Use of Proceeds	We expect to use all or a majority of the net proceeds of this offering to reduce amounts outstanding under our 364-day revolving credit facility and our three-year revolving credit facility. Any of the net proceeds not used to reduce amounts outstanding under our revolving credit facilities will be used for general corporate purposes. For more information, please see the discussion in this prospectus supplement under the heading “Use of Proceeds.”

RISK FACTORS

       Before purchasing the notes, you should carefully consider the following risk factors as well as the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference in order to evaluate an investment in the notes.

The secondary market for the notes may be illiquid.

       It is not possible to predict how the notes will trade in the secondary market or whether the market will be liquid or illiquid. There is currently no secondary market for the notes. We will not list the notes on any public securities exchange. There can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell the notes or whether a trading market, if it develops, will continue.

We are a holding company with no significant business operations of our own, and as a result, our obligations under the notes will be effectively subordinated to the liabilities of our subsidiaries.

       We are a holding company and conduct all of our business operations through our subsidiaries. As a result, our obligations, including our payment obligation with respect to the notes, are effectively subordinated to all existing and future indebtedness or other obligations of our subsidiaries, including the creditors of our operating subsidiaries, which, until we dispose of Forethought, will include liabilities to policyholders of Forethought.

We may be unable to consummate the disposition of Forethought.

       The definitive agreement for the sale of Forethought contains financing, regulatory and governmental approval and other conditions to FFS Holdings, Inc.’s obligations to consummate the purchase. If we are unable to consummate the disposition as a result of the failure of one of these conditions, or for any other reason, we will continue to be subject to the risks associated with the continued ownership of Forethought’s business. Negative performance of the Forethought insurance investment portfolio could negatively impact earnings. The investment portfolio, which is primarily bond based, could be adversely affected by general economic conditions, changes in interest rates, default on debt instruments and other factors.

We are subject to the risk that the purchaser of Forethought will not perform its obligations under the seller financing we are providing.

       A portion of the nominal consideration we will receive in connection with the disposition of Forethought is in the form of seller financing that we will provide. The seller financing will be in the form of a seller note with an estimated face value of approximately $92 million, subject to adjustment for changes in the adjusted book value of the disposed business at closing. This note will carry an increasing rate of interest over its ten-year term, with interest accruing at 6% for the first five years. No payments are due under the note until year six at which time annual payments of $10 million are required, with all remaining amounts, including unpaid interest, due at maturity. Financing will also include preferred stock of FFS Holdings, Inc. in the amount of approximately $29 million, which will accrue cumulative dividends at the rate of 5% per annum. The preferred stock is redeemable at any time at the option of FFS Holdings and must be redeemed by FFS Holdings under certain circumstances. Additional financing will also be provided in the form of a $15 million debt service account associated with third party secured financing to be obtained by FFS Holdings under the transaction. We are scheduled to receive releases from this account beginning in year three with final repayment due in year eight. This account is not subject to interest until year three. The seller financing will be subject to an estimated discount of between $30 and $35 million to reflect a market rate of return on the financing, which is expected to be recognized in future periods as accretion on the underlying financial instruments. We will suffer a significant loss if the purchaser fails to perform its obligations under the seller financing arrangements and, in such instance, will not recover the return assumed in the estimated discount described above.

FORWARD LOOKING STATEMENTS

       This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify these forward-looking statements by using words such as “intend”, “anticipate”, “believe”, “plan”, “mitigate”, “evaluate”, “attempt”, “could”, “future”, “expect”, “may”, “estimate”, “strategy”, “will”, “projection”, “should”, “forecast”, “continue” or the negative of those terms, other variations of them or comparable terminology, but the absence of such terms does not mean that the statement is not forward-looking. In particular, statements, expressed or implied, concerning future actions, conditions or events, future operating results or the ability to generate sales, income or cash flow are forward-looking statements.

       Forward-looking statements give our expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors — many of which are beyond our control — that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. For example:

•	Failure to comply with the Food and Drug Administration (FDA) regulations and similar foreign regulations applicable to our medical device products could expose us to enforcement actions or other adverse consequences.

•	Capital equipment sales and therapy rental revenues may be adversely affected by Medicare and state government Medicaid funding cuts that could affect customers in every segment of our health care business. We could be subject to substantial fines and possible exclusion from participation in federal health care programs if we fail to comply with the laws and regulations applicable to our business.

•	Until we complete our sale of Forethought, negative performance of the Forethought insurance investment portfolio could negatively impact earnings. The investment portfolio, which is primarily bond based, could be adversely affected by general economic conditions, changes in interest rates, default on debt instruments and other factors.

•	Continued declines and fluctuations in mortality rates and increased cremations may adversely affect, as they have in recent years, the volume of Batesville Casket’s sales of burial caskets.

•	Future financial performance will depend in part on the successful introduction of new products into the marketplace on a cost-effective basis. The financial success of new products could be adversely impacted by competitors’ products, customer acceptance, difficulties in product development and manufacturing, certain regulatory approvals and other factors. The introduction of new products may cause customers to defer purchases of existing products, which could have an adverse effect on sales. In particular, the introduction of our VersaCareTM bed platform has caused customers to cancel or delay orders for our AdvantaTM bed, which the VersaCareTM bed is replacing.

•	Our health care and funeral services businesses are significantly dependent on several major contracts with large national providers and group purchasing organizations. Our relationships with these customers and organizations pose several risks to us.

•	Increased prices for or unavailability of raw materials or finished goods used in our products could adversely affect profitability or revenues.

•	We may not be successful in achieving expected operating efficiencies and operating cost reductions associated with announced restructuring, realignment and cost reduction activities.

•	Implementation of our Enterprise Resource Planning system could cause us to make unplanned expenditures or could cause disruptions in our business.

•	Product liability or other liability claims could expose us to adverse judgments or could affect the sales of our products.

•	We are involved on an ongoing basis in claims and lawsuits relating to our operations, including environmental, antitrust, patent infringement, business practices, commercial transactions and other matters. Adverse outcomes in such proceedings could negatively affect our financial condition and results of operations. In May 2004, the judge in the antitrust lawsuit filed against us by Spartanburg Regional Healthcare System denied our motion to dismiss the case and issued a scheduling order for discovery to begin at once. The case is subject to being called for trial on or after June 1, 2005.

•	We may not be able to execute our growth strategy if we are unable to successfully acquire and integrate other companies in the health care industry. We may not be able to successfully complete our pending divestitures.

•	Our success depends on our ability to retain our executive officers and other key personnel.

•	We may not be successful in negotiating satisfactory new agreements with employees under collective bargaining agreements, which could result in labor disputes or work stoppages.

       We assume no obligation to update or revise any forward-looking statements. For more information on these and other factors that could cause actual conditions, events or results to differ from those described in forward-looking statements, you should also refer to the disclosures made by us in our reports filed with the SEC and incorporated herein by reference.

USE OF PROCEEDS

       We estimate that our net proceeds from the sale of notes in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us, will be approximately $248 million.

       We expect to use all or a majority of the net proceeds of this offering to reduce amounts outstanding under our 364-day revolving credit facility and our three-year revolving credit facility. As of March 31, 2004, we had approximately $75 million outstanding under our 364-day revolving credit facility, which matures in July 2004, and $210 million outstanding (excluding undrawn letters of credit) under our three-year revolving credit facility, which matures in August 2005. As of March 31, 2004, borrowings under the credit facilities bore interest at a rate of 1.3% per annum. Borrowings under the credit facilities were used to fund a portion of the purchase price for our acquisition of Mediq. Any of the net proceeds not used to reduce amounts outstanding under our revolving credit facilities will be used for general corporate purposes as described under the caption “Use of Proceeds” in the accompanying prospectus.

CAPITALIZATION

       The following table sets forth our cash and capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis giving effect to our pending disposition of Forethought as if it had occurred on March 31, 2004; and

•	on a pro forma, as adjusted basis giving further effect to this offering and the application of the net proceeds therefrom and additional cash from the Forethought divestiture to reduce amounts outstanding under our revolving credit facilities. See “Use of Proceeds.”

				Pro Forma,
	Actual	Pro Forma		As Adjusted

	(In millions)
Cash and cash equivalents	$80	$135	(a)	$98 (b)

Debt:
Debentures due 2011-2027	154	154		154
Revolving credit facilities	285	285		—
Real estate debt(c)	146	146		146
Senior notes offered hereby	—	—		250

Total debt	$585	$585		$550

Shareholders’ equity:
Preferred Stock, no par value;
Shares authorized — 1,000,000
Shares outstanding — none	$—	$—		$—
Common Stock, no par value:
Shares authorized — 199,000,000
Shares outstanding — 62,259,463	4	4		4
Additional paid-in capital	55	55		55
Treasury stock, at cost (18,064,449 shares)	(530)	(530)		(530)
Accumulated other comprehensive income	9	19		19
Retained earnings	1,507	1,507		1,507

Total shareholders’ equity	$1,045	$1,055		$1,055

Total capitalization	$1,630	$1,640		$1,605

(a)	Includes $55 million from Forethought divestiture. See “Risk Factors — We may be unable to consummate the disposition of Forethought.”

(b)	Estimated $2 million of debt issuance costs.

(c)	Reflects indebtedness associated with investments of Forethought in several real estate partnerships, which we will retain in connection with the disposition of Forethought. These real estate partnerships are consolidated under FASB Interpretation No. 46 (FIN 46).

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

       The following table sets forth our selected consolidated historical financial data for the periods and as of the dates presented and should be read together with the consolidated financial statements and notes thereto filed by us and our subsidiaries with the SEC and incorporated by reference. The financial data for the fiscal year ended September 30, 2003, the ten-month period ended September 30, 2002 and the fiscal year ended December 1, 2001 are derived from our audited consolidated financial statements. Effective for fiscal year 2002, we changed our fiscal year end to September 30 from the Saturday nearest November 30 of each year. Accordingly, for comparative purposes, the following table also presents our unaudited selected financial data for the twelve-month periods ended September 30, 2002 and 2001. The financial data for the six months ended March 31, 2004 and 2003 are derived from our unaudited consolidated financial statements. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Historical results are not necessarily indicative of our future results and interim period results are not necessarily indicative of our annual results. Forethought is treated as discontinued operations for the six months ended March 31, 2004 and 2003 but is included in continuing operations for all other periods.

	Six Months			Twelve
	Ended		Fiscal Year	Months Ended			Ten Months	Fiscal Year
	March 31,		Ended	September 30,			Ended	Ended
			September 30,				September 30,	December 1,
	2004	2003	2003	2002		2001	2002	2001

	(Unaudited)			(Unaudited)

	(Dollars in millions, except per share data)
Operating data:
Net revenues	$916	$834	$2,042	$2,057		$2,053	$1,683	$2,019
Gross profit	464	429	901	883		836	722	824
Operating profit (loss)	178	159	319	10		243	(37)	235
Income (loss) from continuing operations(a)	98	88	182	35		152	(18)	170
(Loss) income from discontinued operations(a)	(89)	(18)	(44)	9		1	8	—
Net income (loss)(a)	9	70	138	44		153	(10)	170
Income (loss) per share from continuing operations — Basic(a)	1.57	1.41	2.94	0.56		2.42	(0.29)	2.71
(Loss) income per share from discontinued operations — Basic(a)	(1.43)	(0.28)	(0.71)	0.14		0.02	0.13	—
Net income (loss) per share — Basic(a)	0.14	1.13	2.23	0.70		2.44	(0.16)	2.71
Income (loss) per share from continuing operations — Diluted(a)	1.56	1.41	2.93	0.56		2.41	(0.29)	2.70
(Loss) income per share from discontinued operations — Diluted(a)	(1.42)	(0.28)	(0.71)	0.14		0.02	0.13	—
Net income (loss) per share — Diluted(a)	0.14	1.13	2.22	0.70		2.43	(0.16)	2.70
Cash dividends per share	0.54	0.50	1.00	0.98		0.83	0.77	0.84
Balance sheet data (end of period):
Total assets	$5,915		$5,412	$5,442		$4,949	$5,442	$5,049
Assets of discontinued operations	3,993		49	—		—	—	—
Long-term debt	439		155	322		302	322	305
Real estate debt(b)	146		—	—		—	—	—
Total shareholders’ equity	1,045		1,159	999		996	999	990
Other data:
Ratio of earnings to fixed charges(c)	12.7		12.3	(d	)	8.5	(d )	8.7

(Notes on following page)

(a)	The summary historical consolidated financial data presented above includes certain charges. Following is a summary of these charges, on a net-of-tax basis, and the impact of these charges on continuing operations and discontinued operations. Further discussion regarding these adjustments can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our filings with the SEC.

				Twelve
	Six Months			Months
	Ended		Fiscal Year	Ended		Ten Months	Fiscal Year
	March 31,		Ended	September 30,		Ended	Ended
			September 30,			September 30,	December 1,
	2004	2003	2003	2002	2001	2002	2001

	(Unaudited)			(Unaudited)

	(In millions)
Continuing Operations:
Realized capital losses (gains) and impairments (Forethought)	$(7)	$37	$32	$38	$1	$18	$20
Litigation charge (Kinetic Concepts)	—	—	—	158	—	158	—
Loss on repurchase of debt	—	—	11	—	—	—	—
Reversal of tax reserves and adjustments to valuation allowance	(6)	—	(4)	(32)	—	(6)	(26)
Other*	—	—	6	14	18	7	21

Impact on continuing operations	$(13)	$37	$45	$178	$19	$177	$15
Discontinued Operations:
Loss on divestiture of Forethought	$109	—	—	—	—	—	—
Losses on divestitures of infant care and piped medical gas businesses	—	—	$51	—	—	—	—
Litigation settlement	—	—	—	$(6)	—	$(6)	—

Impact on discontinued operations	$109	—	$51	$(6)	—	$(6)	—

*	Reflects severance and benefit costs, asset impairments and other realignment charges.

(b)	Reflects indebtedness associated with investments of Forethought in several real estate partnerships, which we will retain in connection with the disposition of Forethought. These real estate partnerships are consolidated under FASB Interpretation No. 46 (FIN 46).

(c)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose “earnings” means income (loss) from continuing operations before income taxes plus fixed charges. “Fixed charges” means interest expense plus amortization of debt issuance costs and discount or premium on any indebtedness plus one-third of our annual rental expense.

(d)	As a result of the pre-tax loss from continuing operations incurred for the unaudited twelve-month period ended September 30, 2002 and ten-month period ended September 30, 2002, earnings were insufficient to cover fixed charges by approximately $6 million and $49 million, respectively, in these periods. Earnings for these periods included a pre-tax litigation charge of $250 million associated with the settlement of our antitrust litigation with Kinetic Concepts, Inc.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

       Following are the unaudited pro forma consolidated statements of income of Hillenbrand Industries, Inc. for the fiscal year ended September 30, 2003, the ten months ended September 30, 2002 and the fiscal year ended December 1, 2001. The unaudited pro forma consolidated statements of income give effect to the disposition of Forethought as if it had occurred on December 3, 2000. Because Forethought is treated as discontinued operations in our interim condensed consolidated financial statements as of and for the six months ended March 31, 2004 and 2003, we do not present pro forma consolidated balance sheets or pro forma consolidated income statements for these periods.

       The unaudited pro forma consolidated statements of income were derived by adjusting the historical financial statements of Hillenbrand. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the disposition of Forethought. The pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements do not purport to present the results of operations of Hillenbrand had the disposition of Forethought actually been completed on December 3, 2000. Moreover, the statements do not project the results of operations of Hillenbrand for any future period.

       The unaudited pro forma consolidated financial statements should be read in conjunction with the notes thereto and Hillenbrand’s audited and unaudited consolidated financial statements included in the documents incorporated by reference in the accompanying prospectus.

Unaudited Pro Forma Consolidated Statements of Income

for Fiscal Year Ended September 30, 2003

		Adjustments
		for
	Hillenbrand	Historical	Forethought		Hillenbrand
	Actual	Forethought	Adjustments		Pro Forma

	(Dollars in millions, except per share data)
Net Revenues
Health Care sales	$749	$—	$—		$749
Health Care therapy rentals	318	—	—		318
Funeral Services sales	628	—	—		628
Insurance revenues	347	(347)	—		—

Total revenues	2,042	(347)	—		1,695
Cost of Revenues
Health Care cost of goods sold	370	—	—		370
Health Care therapy rental expense	161	—	—		161
Funeral Services cost of goods sold	279	—	—		279
Insurance cost of revenues	331	(331)	—		—

Total cost of revenues	1,141	(331)	—		810

Gross Profit	901	(16)	—		885
Other operating expenses	573	(29)	—		544
Litigation charge	—	—	—		—
Special charges	9	—	—		9

Operating Profit (Loss)	319	13	—		332
Other income (expense), net:
Interest expense	(19)	—	—		(19)
Investment income	9	—	—		9
Loss on repurchase of debt	(16)	—	—		(16)
Other	(11)	—	(21	) (a)	(32)

Income (Loss) from Continuing Operations
Before Income Taxes	282	13	(21)		274
Income tax expense (benefit)	100	4	(7	) (b)	97

Income (Loss) from Continuing Operations	$182	$9	$(14)		$177

Income (loss) per common share from continuing operations — Basic	$2.94	$0.14	$(0.22)		$2.86
Income (loss) per common share from continuing operations — Diluted	$2.93	$0.14	$(0.22)		$2.85
Average Common Shares Outstanding — Basic	62,033				62,033
Average Common Share Outstanding — Diluted	62,185				62,185

(a)	Represents investment and capital gains/losses incurred on real estate and other limited partnership investments owned by Forethought that will be retained by Hillenbrand upon the divestiture of Forethought.

(b)	Represents tax impact of above adjustments to operating expense.

Unaudited Pro Forma Consolidated Statements of Income

for Ten Months Ended September 30, 2002

		Adjustments for
	Hillenbrand	Historical	Forethought		Hillenbrand
	Actual	Forethought	Adjustments		Pro Forma

	(Dollars in millions, except per share data)
Net Revenues
Health Care sales	$615	$—	$—		$615
Health Care therapy rentals	268	—	—		268
Funeral Services sales	510	—	—		510
Insurance revenues	290	(290)	—		—

Total revenues	1,683	(290)	—		1,393
Cost of Revenues
Health Care cost of goods sold	311	—	—		311
Health Care therapy rental expense	141	—	—		141
Funeral Services cost of goods sold	235	—	—		235
Insurance cost of revenues	274	(274)	—		—

Total cost of revenues	961	(274)	—		687

Gross Profit	722	(16)	—		706
Other operating expenses	505	(21)	1	(a)	485
Litigation charge	250	—	—		250
Special charges	4	—	—		4

Operating Profit (Loss)	(37)	5	(1)		(33)
Other income (expense), net:
Interest expense	(14)	—	—		(14)
Investment income	9	—	—		9
Loss on repurchase of debt	—	—	—		—
Other	(7)	—	(9	)(b)	(16)

Income (Loss) from Continuing Operations Before Income Taxes	(49)	5	(10)		(54)
Income tax expense (benefit)	(31)	2	(8	)(c)	(37)

Income (Loss) from Continuing Operations	$(18)	$3	$(2)		$(17)

Income (loss) per common share from continuing operations — Basic	$(0.29)	$0.05	$(0.03)		$(0.27)
Income (loss) per common share from continuing operations — Diluted	$(0.29)	$0.05	$(0.03)		$(0.27)
Average Common Shares Outstanding — Basic	62,654				62,654
Average Common Share Outstanding — Diluted	62,654				62,654

(a)	Represents shared service costs allocated to Forethought that will continue to be incurred by Hillenbrand upon the divestiture of Forethought.

(b)	Represents investment and capital gains/ losses incurred on real estate and other limited partnership investments owned by Forethought that will be retained by Hillenbrand upon the divestiture of Forethought.

(c)	Represents tax impact of above adjustments to operating expense, along with a tax provision of $5 million to establish a deferred tax obligation based on Forethought’s liquidation in fiscal 2003 of Hillenbrand-owned life insurance policies held as assets.

Unaudited Pro Forma Consolidated Statements of Income

for Fiscal Year Ended December 1, 2001

		Adjustments for
	Hillenbrand	Historical	Forethought		Hillenbrand
	Actual	Forethought	Adjustments		Pro Forma

	(Dollars in millions, except per share data)
Net Revenues
Health Care sales	$721	$—	$—		$721
Health Care therapy rentals	339	—	—		339
Funeral Services sales	613	—	—		613
Insurance revenues	346	(346)	—		—

Total revenues	2,019	(346)	—		1,673
Cost of Revenues
Health Care cost of goods sold	374	—	—		374
Health Care therapy rental expense	208	—	—		208
Funeral Services cost of goods sold	294	—	—		294
Insurance cost of revenues	319	(319)	—		—

Total cost of revenues	1,195	(319)	—		876

Gross Profit	824	(27)	—		797
Other operating expenses	557	(26)	2	(a)	533
Litigation charge	—	—	—		—
Special charges	32	(10)	—		22

Operating Profit (Loss)	235	9	(2)		242
Other income (expense), net:
Interest expense	(23)	—	—		(23)
Investment income	15	—	—		15
Loss on repurchase of debt	—	—	—		—
Other	(5)	—	(7	)(b)	(12)

Income (Loss) from Continuing Operations Before Income Taxes	222	9	(9)		222
Income tax expense (benefit)	52	3	(3	)(c)	52

Income (Loss) from Continuing Operations	$170	$6	$(6)		$170

Income (loss) per common share from continuing operations — Basic	$2.71	$0.10	$(0.09)		$2.72
Income (loss) per common share from continuing operations — Diluted	$2.70	$0.10	$(0.09)		$2.71
Average Common Shares Outstanding — Basic	62,814				62,814
Average Common Share Outstanding — Diluted	63,021				63,021

(a)	Represents shared service costs allocated to Forethought that will continue to be incurred by Hillenbrand upon the divestiture of Forethought.

(b)	Represents investment and capital gains/losses incurred on real estate and other limited partnership investments owned by Forethought that will be retained by Hillenbrand upon the divestiture of Forethought.

(c)	Represents tax impact of above adjustments to operating expense.

SUPPLEMENTAL UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

       Following are the unaudited pro forma consolidated statements of income of Hillenbrand Industries, Inc. for the twelve months ended September 30, 2002 and 2001. Effective for fiscal year 2002, we changed our fiscal year end to September 30 from the Saturday nearest November 30 of each year. Accordingly, we are including the supplemental unaudited pro forma consolidated statements of income for the twelve months ended September 30, 2002 and 2001 for comparative purposes. The unaudited pro forma consolidated statements of income give effect to the disposition of Forethought as if it had occurred on October 1, 2000.

       The unaudited pro forma consolidated statements of income were derived by adjusting the historical financial statements of Hillenbrand. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the disposition of Forethought. The pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements do not purport to present the results of operations of Hillenbrand had the disposition of Forethought actually been completed on October 1, 2000. Moreover, the statements do not project the results of operations of Hillenbrand for any future period.

       The unaudited pro forma consolidated financial statements should be read in conjunction with the notes thereto and Hillenbrand’s audited and unaudited consolidated financial statements included in the documents incorporated by reference in the accompanying prospectus.

Unaudited Pro Forma Consolidated Statements of Income

for Twelve Months Ended September 30, 2002

		Adjustments for
	Hillenbrand	Historical	Forethought		Hillenbrand
	Actual	Forethought	Adjustments		Pro Forma

	(Dollars in millions, except per share data)
Net Revenues
Health Care sales	$787	$—	$—		$787
Health Care therapy rentals	328	—	—		328
Funeral Services sales	621	—	—		621
Insurance revenues	321	(321)	—		—

Total revenues	2,057	(321)	—		1,736
Cost of Revenues
Health Care cost of goods sold	393	—	—		393
Health Care therapy rental expense	172	—	—		172
Funeral Services cost of goods sold	285	—	—		285
Insurance cost of revenues	324	(324)	—		—

Total cost of revenues	1,174	(324)	—		850

Gross Profit	883	3	—		886
Other operating expenses	608	(24)	1	(a)	585
Litigation charge	250	—	—		250
Special charges	15	(10)	—		5

Operating Profit (Loss)	10	37	(1)		46
Other income (expense), net:
Interest expense	(18)	—	—		(18)
Investment income	12	—	—		12
Loss on repurchase of debt	—	—	—		—
Other	(10)	—	(11	)(b)	(21)

Income (Loss) from Continuing Operations Before Income Taxes	(6)	37	(12)		19
Income tax expense (benefit)	(41)	13	(9	)(c)	(37)

Income (Loss) from Continuing Operations	$35	$24	$(3)		$56

Income (loss) per common share from continuing operations — Basic	$0.56	$0.39	$(0.06)		$0.89
Income (loss) per common share from continuing operations — Diluted	$0.56	$0.39	$(0.06)		$0.89
Average Common Shares Outstanding — Basic	62,673				62,673
Average Common Share Outstanding — Diluted	62,931				62,931

(a)	Represents shared service costs allocated to Forethought that will continue to be incurred by Hillenbrand upon the divestiture of Forethought.

(b)	Represents investment and capital gains/losses incurred on real estate and other limited partnership investments owned by Forethought that will be retained by Hillenbrand upon the divestiture of Forethought.

(c)	Represents tax impact of above adjustments to operating expense, along with a tax provision of $5 million to establish a deferred tax obligation based on Forethought’s liquidation in fiscal 2003 of Hillenbrand-owned life insurance policies held as assets.

Unaudited Pro Forma Consolidated Statements of Income

for Twelve Months Ended September 30, 2001

		Adjustments for
	Hillenbrand	Historical	Forethought		Hillenbrand
	Actual	Forethought	Adjustments		Pro Forma

	(Dollars in millions, except per share data)
Net Revenues
Health Care sales	$723	$—	$—		$723
Health Care therapy rentals	327	—	—		327
Funeral Services sales	624	—	—		624
Insurance revenues	379	(379)	—		—

Total revenues	2,053	(379)	—		1,674
Cost of Revenues
Health Care cost of goods sold	374	—	—		374
Health Care therapy rental expense	219	—	—		219
Funeral Services cost of goods sold	302	—	—		302
Insurance cost of revenues	322	(322)	—		—

Total cost of revenues	1,217	(322)	—		895

Gross Profit	836	(57)	—		779
Other operating expenses	566	(29)	2	(a)	539
Litigation charge	—	—	—		—
Special charges	27	(1)	—		26

Operating Profit (Loss)	243	(27)	(2)		214
Other income (expense), net:
Interest expense	(25)	—	—		(25)
Investment income	18	—	—		18
Loss on repurchase of debt	—	—	—		—
Other	(2)	—	(4	)(b)	(6)

Income (Loss) from Continuing Operations Before Income Taxes	234	(27)	(6)		201
Income tax expense (benefit)	82	(10)	(2	)(c)	70

Income (Loss) from Continuing Operations	$152	$(17)	$(4)		$131

Income (loss) per common share from continuing operations — Basic	$2.42	$(0.28)	$(0.06)		$2.08
Income (loss) per common share from continuing operations — Diluted	$2.41	$(0.28)	$(0.06)		$2.07
Average Common Shares Outstanding — Basic	62,784				62,784
Average Common Share Outstanding — Diluted	62,989				62,989

(a)	Represents shared service costs allocated to Forethought that will continue to be incurred by Hillenbrand upon the divestiture of Forethought.

(b)	Represents investment and capital gains/losses incurred on real estate and other limited partnership investments owned by Forethought that will be retained by Hillenbrand upon the divestiture of Forethought.

(c)	Represents tax impact of above adjustments to operating expense.

DESCRIPTION OF NOTES

       The following description of the particular terms of the notes supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

       Investors should read this section together with the section entitled “Description of Debt Securities” in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

General

       The notes:

•	will be in an aggregate initial principal amount of $250,000,000,

•	will mature on June 15, 2009,

•	will bear interest from June , 2004 at an annual rate of %,

•	will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000,

•	will be senior debt of Hillenbrand, ranking equally with all other existing and future unsecured and unsubordinated indebtedness of Hillenbrand,

•	will be redeemable at any time at the redemption price described below under “— Optional Redemption,”

•	will be issued as a separate series under the indenture dated as of December 1, 1991 between Hillenbrand and LaSalle Bank National Association (as successor to Harris Trust and Savings Bank), as trustee, as supplemented and amended by a supplemental indenture establishing the terms of the notes to be entered into between Hillenbrand and the trustee, in registered, book-entry form only, and

•	will not be subject to any sinking fund.

       The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial covenants or other restrictions on us or our subsidiaries, except as described in the prospectus under the caption “Description of Debt Securities — Provisions Applicable Only to Senior Debt Securities.”

Interest

       Interest on the notes will accrue from and include June      , 2004 or from and include the most recent interest payment date to which interest has been paid or provided for. We will make interest payments semiannually on June 15 and December 15 of each year, with the first interest payment being made on December 15, 2004. We will make interest payments to the person in whose name the notes are registered at the close of business on June 1 or December 1, as applicable, before the next interest payment date.

       If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next day that is a Business Day at such place of payment. “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment.

       Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

       The notes are subject to redemption upon not less than 10 nor more than 40 days’ notice by mail, at any time, as a whole or in part, at our election, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, thereon to but excluding the redemption date and (ii) the sum of the remaining scheduled payments of principal and interest on the notes to be redeemed, each discounted to present value at the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the comparable treasury rate plus           basis points.

       Comparable treasury rate means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to the remaining term of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount excluding interest) equal to the comparable treasury price for such redemption date, as determined by the quotation agent in accordance with standard market convention (which determination will be final and binding absent manifest error).

       Comparable treasury issue means, with respect to any redemption date, the United States Treasury security that is of comparable maturity to the remaining term to June 15, 2009, as selected by the quotation agent (whose selection will be conclusive and binding absent manifest error).

       Comparable treasury price means, with respect to any redemption date, (i) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest of such reference treasury dealer quotations, or (ii) if the quotation agent obtains fewer than three such reference treasury dealer quotations, the average of all such quotations.

       Quotation agent means the reference treasury dealer appointed as quotation agent by the trustee after consultation with us.

       Reference treasury dealer means, with respect to any redemption date, (i) Goldman, Sachs & Co., Citigroup Global Markets Inc. and their successors; provided that if either Goldman, Sachs & Co. or Citigroup Global Markets Inc. ceases to be a primary U.S. Government securities dealer in New York City (or a primary treasury dealer), we will designate as a substitute therefor another primary treasury dealer, and (ii) any other primary treasury dealer selected by the quotation agent after consultation with us in connection with the calculation of the optional redemption price for such redemption date.

       Reference treasury dealer quotation means, with respect to any reference treasury dealer and any redemption date, the average of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount excluding interest) quoted in writing to the quotation agent by such reference treasury dealer as of 3:00 p.m., New York City time, on the third U.S. Treasuries trading day preceding such redemption date.

       Remaining scheduled payments means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof, and interest thereon that would be due after the related redemption date but for such redemption to, and including, June 15, 2009.

       U.S. Treasuries trading day means any day except for a Saturday, a Sunday or a day on which The Bond Market Association (or any successor association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

       Selection of the notes or portions thereof for redemption pursuant to the foregoing shall be made by the trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited. On and after the redemption date, interest ceases to accrue on the notes or portions thereof called for redemption.

Further Issues

       We may from time to time, without notice or the consent of the registered holders of notes, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement, except for the issue price. Additional notes issued in this manner will be consolidated, and form a single series, with the previously outstanding notes.

       Purchasers of the notes we are offering, after the date of issuance of any additional notes, will not be able to differentiate between the additional notes sold and previously issued notes. If we were to issue additional notes with original issue discount, persons that are subject to U.S. federal income taxation who purchase notes after the issuance of the additional notes may be required to accrue original issue discount with respect to their notes. As a result, the issuance of additional notes may affect the price of outstanding notes.

Book-Entry System

       We have obtained the information in this section concerning The Depository Trust Company (“DTC”) and its book-entry systems and procedures from DTC, but we take no responsibility for the accuracy of this information. In addition, the description in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

       The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes through DTC either as a participant in DTC or indirectly through organizations which are participants in DTC.

       So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

The Depository Trust Company

       DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC has advised us as follows: DTC is

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

       DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

       Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants. Indirect access to the DTC system is also available to securities brokers and dealers, banks and trust companies that maintain a custodial relationship with a direct participant.

       If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

       Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

       To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

       Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

       Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

       DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants. We and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

       The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

       Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

       DTC has agreed to the foregoing procedures in order to facilitate transfers of the notes among its participants. However, DTC is under no obligation to perform or continue to perform those procedures, and may discontinue those procedures at any time.

UNDERWRITING

       We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table. Goldman, Sachs & Co. and Citigroup Global Markets Inc. are representatives of the underwriters.

Principal
Amount of
Underwriters	Notes

Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Banc of America Securities LLC
UBS Securities LLC
ABN AMRO Incorporated
Banc One Capital Markets, Inc.
BNP Paribas Securities Corp.
NatCity Investments, Inc.

Total	$250,000,000

       The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

       Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to      % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to      % of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

       The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

       In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

       These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us, and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

       The notes may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the notes to the public in Singapore.

       Each underwriter has acknowledged and agreed that the notes have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

       We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and commercial banking services for us, for which they received or will receive customary fees and expenses.

       We will use a portion of the net proceeds of the offering of the notes to repay outstanding loans under our existing credit agreements. In particular, we will repay outstanding loans made by affiliates of Citigroup Global Markets Inc., Banc of America Securities LLC, ABN AMRO

Incorporated, Banc One Capital Markets, Inc., BNP Paribas Securities Corp. and NatCity Investments, Inc. As a result, this offering is subject to the conflict of interest provisions of Rule 2710(c)(8) of the Conduct Rules of The National Association of Securities Dealers, Inc. The underwriters have relied upon the disclosure provided in this prospectus supplement and the ratings assigned to the notes by Moody’s and Standard & Poor’s rating services to satisfy the requirements of Rule 2710.

VALIDITY OF THE NOTES

       The validity of the notes will be passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas and for the underwriters by Davis Polk & Wardwell, New York, New York. Matters of Indiana law relating to the issuance of the notes will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana.

EXPERTS

       The audited financial statements incorporated in the accompanying prospectus by reference to Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Hillenbrand Industries, Inc.

$1,000,000,000

Debt Securities

Preferred Stock
Depositary Shares
Common Stock
Warrants to Purchase Debt Securities, Preferred Stock and Common Stock
Securities Purchase Contracts
Securities Purchase Units

WE WILL PROVIDE SPECIFIC TERMS OF THESE SECURITIES IN

SUPPLEMENTS TO THIS PROSPECTUS.

YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT

CAREFULLY BEFORE YOU INVEST.

       Our common stock is listed on the New York Stock Exchange under the trading symbol “HB”.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 7, 2003.

Hillenbrand Industries, Inc.	1
Ratio of Earnings to Fixed Charges	1
About This Prospectus	1
Use of Proceeds	2
Description of Debt Securities	2
Description of Preferred Stock	12
Description of Depositary Shares	14
Description of Common Stock	17
Description of Warrants	17
Description of Securities Purchase Contracts and Securities Purchase Units	18
Plan of Distribution	19
Where You Can Find More Information	21
Incorporation of Certain Documents by Reference	21
Forward-Looking Statements	22
Validity of the Securities	23
Experts	23

i

HILLENBRAND INDUSTRIES, INC.

       Hillenbrand Industries, Inc. is a diversified, public holding company and the owner of 100% of the capital stock of its three major operating companies serving the health care and funeral services industries: Hill-Rom Company, Batesville Casket Company and Forethought Financial Services. Hill-Rom is a manufacturer of equipment for the health care industry and a provider of associated systems for wound and pulmonary care. Batesville Casket and Forethought both serve the funeral services industry. Batesville Casket is a manufacturer of caskets and cremation-related products while Forethought is a provider of funeral planning financial products. Unless the context otherwise requires, the terms “Hillenbrand”, “we” and “us” refer to Hillenbrand Industries, Inc. and its consolidated subsidiaries.

       Hillenbrand is an Indiana corporation, and our principal executive offices are located at 700 State Route 46 East, Batesville, Indiana 47006-8835. Our telephone number is (812) 934-7000. Our website is www.hillenbrand.com. Information on, or accessible through, this website is not a part of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

       The following table shows the ratio of earnings to fixed charges of Hillenbrand for each of the periods indicated. Because Hillenbrand had no shares of preferred stock outstanding during any of the periods presented or as of the date of this prospectus, we do not separately present the ratio of earnings to combined fixed charges and preferred stock dividends. Refer to Exhibit 12 to the registration statement of which this prospectus forms a part for information regarding the computation of the ratio of earnings to fixed charges.

	Nine Months	Ten Months	Fiscal Year Ended
	Ended	Ended
	June 30,	September 30,	December 1,	December 2,	November 27,	November 28,
	2003	2002	2001	2000	1999	1998

Ratio of earnings to fixed charges	11.0	*	8.7	8.1	6.7	9.6

*	As a result of the net loss incurred for the ten months ended September 30, 2002, earnings were insufficient to cover fixed charges by approximately $35 million. Earnings for this period included a litigation charge of $250 million associated with Hillenbrand’s settlement of its antitrust litigation with Kinetic Concepts, Inc.

ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that Hillenbrand has filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time over approximately the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

       This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information”.

       You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of the documents.

       Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. See “Incorporation of Certain Documents By Reference”.

USE OF PROCEEDS

       Unless we specify otherwise in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement(s) for general corporate purposes. General corporate purposes may include, without limitation:

•	repayment of debt;

•	investments in our subsidiaries;

•	redemption or repurchase of securities; and

•	financing of possible acquisitions or business expansion or the refinancing of prior acquisitions.

The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

DESCRIPTION OF DEBT SECURITIES

       The following description of the terms of the debt securities sets forth general terms that may apply to the debt securities. The particular terms of any debt securities will be described in the prospectus supplement relating to those debt securities.

       The debt securities will be either our senior debt securities or our subordinated debt securities. The senior debt securities will be issued under an indenture dated as of December 1, 1991, between Hillenbrand and LaSalle Bank National Association, as trustee. This indenture is referred to as the “senior indenture”. The subordinated debt securities will be issued under an indenture to be entered into between us and the trustee named in a prospectus supplement. This indenture is referred to as the “subordinated indenture”. The senior indenture and the subordinated indenture are together called the “indentures”.

       The following is a summary of the most important provisions of the indentures. Copies of the indentures are filed as exhibits to the registration statement of which this prospectus is a part. Section references below are to the sections in the applicable indentures. The referenced sections of the indentures are incorporated by reference. We encourage you to read our indentures.

General

       Neither indenture limits the amount of debt securities that we may issue. Debt securities may be issued up to the principal amount authorized by our board of directors from time to time. The senior debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated and junior to all senior indebtedness.

       The debt securities may be issued in one or more separate series of senior debt securities or subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will describe the particular amounts, prices and terms of those debt securities. These terms will include:

•	the title of the debt securities;

•	any limit upon the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable;

•	the interest rate or rates, if any, that the debt securities will bear, the date or dates from which any interest will accrue, the interest payment dates for the debt securities and the record date for any interest payable on any interest payment date;

•	any optional or mandatory redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants;

•	whether the debt securities will be denominated in, and whether the principal of and any premium and any interest on the debt securities will be payable in, any foreign currency or foreign currency units;

•	whether the debt securities are to be issued in individual certificates to each holder or in the form of global securities held by a depositary on behalf of holders;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

•	any conversion or exchange provisions; and

•	any other specific terms of the debt securities.

       Unless we otherwise specify in the prospectus supplement:

•	the debt securities will be registered debt securities;

•	the principal amount of debt securities will be payable upon a declaration of acceleration; and

•	registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000. (Section 302 of the indentures).

       If any of the debt securities are sold for any foreign currency or currency unit, or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will describe any restrictions, elections, tax consequences, specific terms and other information relating to the debt securities and the foreign currency or currency unit.

       Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities bear no interest or bear interest at below-market rates. These are sold at a discount below their stated principal amount. If we issue these securities, the prospectus supplement will describe any special tax, accounting or other considerations relevant to these securities.

Exchange, Registration and Transfer

       Debt securities may be transferred or exchanged at the corporate trust office of the security registrar or at any other office or agency which is maintained for these purposes. No service charge will be payable upon the transfer or exchange, except for any applicable tax or governmental charge.

       The designated security registrar in the United States for the senior debt securities is LaSalle Bank National Association, located at 135 S. La Salle Street, Chicago, Illinois 60603. The security registrar for the subordinated debt securities will be designated in a prospectus supplement.

       In the event of any redemption in part of any series of debt securities, we will not be required to issue, register the transfer of or exchange debt securities of any series between the opening of business 15 days before the day of the mailing of a notice of redemption of securities of the series selected for redemption and the close of business on the day of mailing of the relevant notice of redemption.

       (Section 305 of the indentures)

Payment and Paying Agent

       We will pay principal, and any premium on fully registered securities in the designated currency or currency unit at the office of the paying agent. Payment of interest on fully registered securities may be made at the office of the paying agent or by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. (Section 307 of the indentures)

       If any amount payable on any debt security or coupon remains unclaimed at the end of three years after the amount became due and payable, the paying agent will release any unclaimed amounts to us. (Section 1003 of the indentures)

       Our paying agent in the United States for the senior debt securities is LaSalle Bank National Association, located at 135 S. La Salle Street, Chicago, Illinois 60603. We will designate the paying agent for the subordinated debt securities in the applicable prospectus supplement.

Global Securities

       The debt securities of a series may be issued in whole or in part in the form of one or more global certificates. Those certificates will be deposited with a depositary that we will identify in a prospectus supplement. We will describe the specific terms of the depositary arrangement relating to a series of debt securities in the prospectus supplement. (Section 311 of the senior indenture; Section 204 of the subordinated indenture)

       Unless we otherwise specify in a prospectus supplement, we anticipate that the following provisions will apply to our depositary arrangements:

       U.S. Book-Entry Securities. Debt securities of a series represented by a definitive global registered security and deposited with or on behalf of a depositary in the United States will be registered in the name of the depositary or its nominee. These securities are referred to as “book-entry securities”.

       When a global security is issued and deposited with the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts represented by that global security to the accounts of institutions that have accounts with the depositary. Institutions that have accounts with the depositary are referred to as “participants”.

       The accounts to be credited shall be designated by the underwriters or agents for the sale of such book-entry securities or by us, if we offer and sell those securities directly.

       Ownership of book-entry securities is limited to participants or persons that may hold interests through participants. In addition, ownership of these securities will be evidenced only by, and the transfer of that ownership will be effected only through, records maintained by the depositary or by participants or persons that hold through other participants.

       So long as the depositary, or its nominee, is the registered owner of a global security, that depositary or nominee will be considered the sole owner or holder of the book-entry securities represented by the global security for all purposes under the indenture. Payments of principal, interest and premium on those securities will be made to the depositary or its nominee as the registered owner or the holder of the global security.

       Owners of book-entry securities:

•	will not be entitled to have the debt securities registered in their names;

•	will not be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of those debt securities under either indenture.

       Special Situation When a Global Security Will Be Terminated. In a few special situations, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors below.

       The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived. We discuss defaults later under “Events of Default, Notice and Waiver”.

       The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary — and not we or the trustee — is responsible for deciding the names of the institutions that will be the initial direct holders. (Section 311 of the senior indenture; Section 204 of the subordinated indenture)

       We expect that the depositary for book-entry securities of a series will immediately credit participants’ accounts with payments received by the depositary or nominee in amounts proportionate to the participants’ beneficial interests as shown on the records of such depositary.

       We also expect that payments by participants to owners of beneficial interests in a global security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”. The payments by participants to the owners of beneficial interests will be the responsibility of those participants.

Satisfaction and Discharge; Defeasance

       We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities. (Section 401 of the indentures)

       Each indenture contains a provision that permits us to elect:

1. to be discharged from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding; and/or

2. to be released from our obligations under the following covenants and from the consequences of an event of default or cross-default resulting from a breach of these covenants:

(a) the limitations on mergers, consolidations and transfers of assets,

(b) with respect to the senior indenture, the limitations on liens, and

(c) with respect to the senior indenture, the limitations on sale and leaseback transactions.

       To make either of these elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations, if the debt securities are denominated in U.S. dollars. This amount may be made in cash and/or foreign government securities if the debt securities are denominated in a foreign currency. As a condition to either of these elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

       If either of the above events occur, the holders of the debt securities of the series will not be entitled to the benefits of the indentures, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. (Article XIII of the senior indenture; Section 403 of the subordinated indenture).

Events of Default, Notice and Waiver

       If a specified event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in principal amount of the debt securities of the series may declare the entire principal amount of all the debt securities of that series (or, if the debt securities are original issue discount securities, such portion of the principal as may be described in the applicable prospectus supplement) to be due and payable immediately. Upon the occurrence and continuance of an event of default relating to Hillenbrand’s bankruptcy, insolvency or reorganization, the principal amount (or portion thereof in the case of original issue discount securities) will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of debt securities.

       The declaration may be annulled and past defaults may be waived by the holders of a majority of the principal amount of the debt securities of that series if we satisfy certain conditions. However, payment defaults that are not cured may only be waived by all holders of the debt securities. (Sections 502 and 513 of the indentures)

       Each indenture defines an event of default in connection with any series of debt securities as one or more of the following events:

•	we fail to pay interest when due on debt securities of that series for 30 days after it is due;

•	we fail to pay the principal of or any premium on debt securities of that series when due;

•	we fail to perform any other covenant in the indenture related to the debt securities of the series and this failure continues for 90 days after we receive written notice of it;

•	we or a court take certain actions relating to the bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided in a supplemental indenture or board resolution under which a series of debt securities is issued or in the form of that debt security occurs.

       (Section 501 of the indentures)

       For the events of default applicable to a particular series of debt securities, see the prospectus supplement relating to that series. A default under our other indebtedness will not be a default under the indentures, and a default under one series of debt securities will not necessarily be a default under another series.

       Each indenture requires the trustee to give the holders of a series of debt securities notice of a default for that series within 90 days unless the default is cured or waived. However, the trustee may withhold this notice if it determines in good faith that it is in the interest of those holders. The trustee may not, however, withhold this notice in the case of a payment default. (Section 602 of the indentures)

       Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under either indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable indemnification. (Section 603 of the indentures)

       If such indemnification is provided, the holders of a majority in principal amount of outstanding debt securities of any series may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. (Section 512 of the indentures)

       Each indenture includes a covenant that we will deliver within 120 days after the end of each fiscal year to the trustee a certificate of no default, or specifying the nature and status of any default that exists. (Section 1009 of the senior indenture; Section 1004 of the subordinated indenture)

       Street name and other indirect holders should consult their banks and brokers for information on their requirements for giving notice or taking other actions upon a default.

Modification of the Indentures

       Together with the trustee, we may, when authorized by our board of directors, modify the indentures without the consent of the holders of debt securities for limited purposes, including, but not limited to, adding to our covenants or events of default, establishing forms or terms of debt securities and curing ambiguities. (Section 901 of the indentures)

       Together with the trustee, we may, when authorized by our board of directors, also make modifications and amendments to each indenture with the consent of the holders of not less than 66 2/3% in principal amount of the outstanding debt securities of all affected series. However, without the consent of each affected holder, no modification may:

•	change the stated maturity of any debt security;

•	reduce the principal, premium (if any) or rate of interest, or change the method of computing the amount of principal or interest, on any debt security;

•	change any place of payment or the currency in which any debt security or any premium or interest thereon is payable;

•	impair the right to enforce any payment after the stated maturity or redemption date;

•	reduce the percentage of holders of outstanding debt securities of any series required to consent to any modification, amendment or waiver under the indentures; or

•	modify the provisions in the indentures relating to the waiver of past defaults and the waiver of certain covenants.

       (Section 902 of the indentures)

Notices to Holders

       Notice shall be given to holders of securities by mail to the addresses of the holders as they appear in the security register. (Section 106 of the indentures)

Title

       We, the trustee, and any agent of ours or the trustee may treat the registered owner of any registered security as the absolute owner of that security for all purposes. (Section 308 of the indentures)

Replacement of Securities

       We will replace debt securities that have been mutilated, but you will have to pay for the replacement and will have to surrender the mutilated debt security to the trustee first. Debt securities that become destroyed, stolen, or lost will only be replaced by us upon your providing evidence of destruction, loss, or theft that the trustee and we find satisfactory. In the case of a destroyed, lost, or stolen debt security, we may also require you, as the holder of the debt security, to indemnify the trustee and us before we will issue any replacement debt security. (Section 306 of the indentures)

Governing Law

       The indentures and the debt securities will be governed by, and construed under, the laws of the State of New York.

Our Relationship with the Trustee

       We may from time to time maintain lines of credit, and have other customary banking relationships, with the trustee under the senior indenture or the trustee under the subordinated indenture.

Limitation on Merger, Consolidation and Transfers or Conveyances of Assets

       The following covenant is applicable to both our senior debt securities and our subordinated debt securities. We may not merge into or consolidate with any other corporation, or convey or transfer our properties and assets substantially as an entirety to another person unless:

•	the successor is a U.S. corporation that assumes our obligations under the debt securities and the indentures; and

•	immediately after giving effect to the transaction, there is no default under the applicable indenture.

       In addition, if, as a result of our merger, consolidation, transfer or conveyance of substantially all our assets, any of our Principal Properties becomes subject to a mortgage or other lien not permitted by the senior indenture, we or our successor must take all necessary steps to equally and ratably secure our senior debt securities with such other secured indebtedness.

       (Section 801 of the indentures)

Provisions Applicable Only to Senior Debt Securities

       Ranking. The senior debt securities will be unsecured and will rank equally with all of our other unsecured and non-subordinated debt.

       Covenants. The restrictive covenants summarized below will apply (unless waived or amended) so long as any of the senior debt securities are outstanding, unless the applicable prospectus supplement states otherwise. We have provided at the end of these covenants definitions of the capitalized words used in discussing the covenants.

       Limitation on Liens. We have agreed that we will not, and will not permit any Restricted Subsidiary to, create, incur, grant or suffer to exist any mortgage or other lien upon any Principal Property or any debt or equity securities issued by any Restricted Subsidiary and owned by us or a Restricted Subsidiary without securing the senior debt securities equally and ratably with, or prior to, all other indebtedness or other obligations secured by the mortgage or other lien. This covenant has certain exceptions, which generally permit:

•	mortgages and other liens existing on the date of the senior indenture;

•	mortgages and other liens existing on property owned by persons at the time they become Restricted Subsidiaries or created at that time;

•	mortgages and other liens existing at the time property is acquired by us or a Restricted Subsidiary;

•	mortgages and other liens securing the payment of all or any part of the price of acquiring, constructing, installing or improving property, or incurred at, or prior to, the time of acquisition or construction or within 90 days thereafter to finance the purchase, construction, alteration, repair or improvement thereof;

•	mortgages and other liens securing indebtedness of a Restricted Subsidiary owed to us or another Restricted Subsidiary;

•	mortgages and other liens existing on the property of a corporation at the time such corporation is merged into or substantially all of its assets are acquired by us or a Restricted Subsidiary;

•	mortgages and other liens existing on the property of a person at the time of our merger or the merger of a Restricted Subsidiary into such person or the sale of substantially all of our assets or the assets of a Restricted Subsidiary to such person;

•	mortgages and liens in favor of governmental entities to secure progress, advance other payments; and

•	generally any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any of the foregoing mortgages or other liens, so long as the principal amount of indebtedness or other obligations so secured at the time of such extension, renewal or replacement does not increase and the scope of the mortgage or other lien is limited to the same property subject to the mortgage or other lien so extended, renewed or replaced (and any improvements on such property).

       (Section 1007 of the senior indenture)

       Limitation on Sale and Leaseback Transactions. Generally, sale and leaseback transactions by us or any Restricted Subsidiary involving a Principal Property are prohibited unless the net proceeds from the sale are at least equal to fair value of the property involved, and within 90 days after the effective date of any such transaction we apply the net proceeds of the sale to the retirement of senior debt securities or Funded Debt of Hillenbrand or any Restricted Subsidiary ranking prior to or on a parity with senior debt securities. Sale and leaseback transactions with Restricted Subsidiaries or those having an aggregate lease term of three years or less are excepted from the prohibition. (Section 1008 of the senior indenture)

       Basket. Mortgages and other liens and sale and leaseback transactions otherwise prohibited by the senior indenture are permitted as long as the aggregate outstanding principal amount of all indebtedness of us and our Restricted Subsidiaries which would otherwise be subject to the prohibition on mortgages and other liens but for this basket and the Attributable Debt relating to existing sale and leaseback transactions which would otherwise be subject to the prohibition on sale and leaseback transactions but for this basket do not exceed 15% of shareholders’ equity reflected in our consolidated balance sheet. (Sections 1007 and 1008 of the senior indenture).

       General. Other than the foregoing restrictions on liens and sale and leaseback transactions, the senior indenture and the senior debt securities do not contain any covenants or other provisions designed to protect holders of the debt securities in the event of a highly leveraged transaction involving Hillenbrand.

       Definitions. We have summarized below definitions of some of the terms used in the senior indenture. In the definitions, all references to “us”, “we” or “our” mean Hillenbrand Industries, Inc. only. (Section 101 of the senior indenture)

       “Attributable Debt” when used with respect to any sale and leaseback transaction means the present value (discounted at the weighted average interest rate borne by the outstanding senior debt securities compounded semi-annually) of the total net amount of rent required to be paid during the remaining term of the related lease (including any period for which such lease has been extended).

       “Funded Debt” means any indebtedness of Hillenbrand or a Restricted Subsidiary for borrowed money having a maturity of more than 12 months from the date such indebtedness was incurred or having a maturity of less than 12 months but by its terms being renewable or extendable at the option of the obligor beyond 12 months from the date such indebtedness was incurred.

       “Principal Property” means, generally, the corporate headquarters of Hillenbrand and each manufacturing facility of Hillenbrand or any Subsidiary in excess of 100,000 square feet located in the United States (other than its territories or possessions) or Puerto Rico, other than any such facility or portion thereof that our board of directors reasonably determines is not of material importance to the business conducted by us and our Subsidiaries as an entirety.

       “Restricted Subsidiary” means any Subsidiary that owns, operates or leases one or more Principal Properties.

       “Subsidiary” means each corporation of which we, or we and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own securities entitling the holders thereof to elect a majority of the directors, either at all times or so long as there is no default or contingency that permits the holders of any other class or classes of securities to vote for the election of one or more directors.

Provisions Applicable Only to Subordinated Debt Securities

       The subordinated debt securities will be unsecured. The subordinated debt securities will be subordinate in right of payment to all senior indebtedness. (Section 1201 of the subordinated indenture)

       In addition, claims of our Subsidiaries’ creditors and preferred stockholders generally will have priority with respect to the assets and earnings of the Subsidiaries over the claims of our creditors, including holders of the subordinated debt securities, even though those obligations may not constitute senior indebtedness. The subordinated debt securities, therefore, will be effectively subordinated to creditors, including trade creditors, and preferred stockholders of our subsidiaries.

       The subordinated indenture defines “senior indebtedness” to mean the principal of, premium, if any, and interest on:

•	all indebtedness for money borrowed or guaranteed by Hillenbrand other than the subordinated debt securities, unless the indebtedness is by its terms expressly stated to be not superior in right of payment, or to rank pari passu with, the subordinated debt securities; and

•	any deferrals, renewals or extensions of any senior indebtedness.

However, the term “senior indebtedness” will not include:

•	any of our obligations to our Subsidiaries;

•	any liability for Federal, state, local or other taxes owed or owing by us;

•	any accounts payable or other liability to trade creditors, arising in the ordinary course of business, including guarantees of, or instruments evidencing, such liabilities;

•	any indebtedness, guarantee or obligation of ours which is expressly subordinate or junior in right of payment in any respect to any other indebtedness, guarantee or obligation of ours, including any senior subordinated indebtedness and any subordinated obligations;

•	any obligations with respect to any capital stock; or

•	any indebtedness incurred in violation of the subordinated indenture.

       There is no limitation on our ability to issue additional senior indebtedness. The senior debt securities constitute senior indebtedness under the subordinated indenture. The subordinated debt securities will rank equally with our other subordinated indebtedness.

       Under the subordinated indenture, no payment may be made on the subordinated debt securities and no purchase, redemption or retirement of any subordinated debt securities may be made in the event:

•	any senior indebtedness is not paid when due; or

•	any other default on senior indebtedness occurs and the maturity of that senior indebtedness is accelerated in accordance with its terms,

unless, in either case, the default has been cured or waived and the acceleration has been rescinded or that senior indebtedness has been paid in full.

       We may, however, pay the subordinated debt securities without regard to the above restriction if the representatives of the holders of the applicable senior indebtedness approve the payment in writing to us and the trustee. (Section 1203 of the subordinated indenture)

       If a default on senior indebtedness occurs that could result in the acceleration of that senior indebtedness’ maturity immediately without further notice (other than notice to effect the acceleration) or the expiration of any grace periods, the representatives of the holders of that senior indebtedness may notify us and the trustee in writing of the default and specify an election to make a payment blockage. In this event, we may not pay the subordinated debt securities for 179 days after receipt of that notice of such default unless

•	the person who gave such notice gives written notice to the trustee and to us terminating the period of non-payment,

•	the senior indebtedness is paid in full or

•	the default that caused such notice is no longer continuing.

       If the holders of senior indebtedness or their representatives have not accelerated the maturity of the senior indebtedness at the end of the 179 day period, we may resume payments on the subordinated debt securities. Not more than one such notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to senior indebtedness during that period. (Section 1203 of the subordinated indenture)

       In the event we pay or distribute our assets to creditors upon a total or partial liquidation or dissolution of us, or in bankruptcy, reorganization, insolvency, receivership or similar proceedings relating to us or our property, the holders of senior indebtedness will be entitled to receive payment in full of the senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment of principal of or interest on or other amounts payable with respect to subordinated debt securities. Until the senior indebtedness is paid in full, any payment or distribution to which holders of subordinated debt securities would be entitled but for the subordination provisions of the subordinated indenture will be made to holders of the senior indebtedness, except that holders of subordinated debt securities may receive shares of stock and any debt securities that are subordinated to at least the same extent as the subordinated debt securities and do not provide for the payment of principal prior to the stated maturity of all senior indebtedness. (Section 1202 of the subordinated indenture)

       If a distribution is made to holders of subordinated debt securities that, due to the subordination provisions, should not have been made to them, those holders of subordinated debt securities are required to hold it in trust for the holders of senior indebtedness, and pay it over to them as their interests may appear. (Section 1205 of the subordinated indenture)

       If payment of the subordinated debt securities is accelerated because of an event of default, either we or the trustee will promptly notify the holders of senior indebtedness or their representatives of the acceleration. We may not pay the subordinated debt securities until five business days after the holders of senior indebtedness or their representatives receive notice of the acceleration. Thereafter, we may pay the subordinated debt securities only if the subordination provisions of the subordinated indenture otherwise permit payment at that time. (Section 1204 of the subordinated indenture)

       As a result of the subordination provisions contained in the subordinated indenture, in the event of insolvency, our creditors who are holders of senior indebtedness may recover more, ratably, than the holders of subordinated debt securities. In addition, our creditors who are not holders of senior indebtedness may recover less, ratably, than holders of senior indebtedness and may recover more, ratably, than the holders of subordinated indebtedness. It is important to keep this in mind if you decide to hold our subordinated debt securities.

DESCRIPTION OF PREFERRED STOCK

       The following is a description of general terms and provisions of our preferred stock. The particular terms of any series of preferred stock will be described in the applicable prospectus supplement.

       All the terms of the preferred stock are, or will be, contained in our amended and restated articles of incorporation and the articles of amendment relating to each series of the preferred stock, which will be effective without shareholder action and will be filed with the SEC at or before the time we issue a series of the preferred stock.

       Our amended and restated articles of incorporation authorize us to issue up to 1,000,000 shares of preferred stock, without par value, of which no shares had been issued as of the date of this prospectus. Under our charter, we are permitted to:

•	issue one or more series of preferred stock;

•	determine the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock; and

•	determine the number of shares in any series.

       The board of directors is authorized to determine, for each series of preferred stock, and the prospectus supplement will set forth with respect to the series the following information:

•	whether dividends on that series of preferred stock will be cumulative and, if so, from which date;

•	the dividend rate;

•	the dividend payment date or dates;

•	the liquidation preference per share of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the voting rights of that series of preferred stock, if any; and

•	the terms of any other preferences or special rights applicable to that series of preferred stock.

       The preferred stock, when issued, will be fully paid and nonassessable.

Dividends

       Holders of preferred stock will be entitled to receive, when, as and if declared by our board of directors, cash dividends at the rates and on the dates as set forth in the applicable articles of amendment. Generally, no dividends will be declared or paid on any series of preferred stock unless full dividends for all series of preferred stock, including any cumulative dividends still owing, have been or contemporaneously are declared and paid. When those dividends are not paid in full, dividends will be declared pro-rata so that the amount of dividends declared per share on each series of preferred stock will bear to each other series the same ratio that accrued dividends per share for each respective series of preferred stock bear to aggregate accrued dividends for all outstanding shares of preferred stock. In addition, generally, unless all dividends on the preferred stock have been paid, no dividends will be declared or paid on the common stock and we may not redeem or purchase any common stock.

       Payment of dividends on any series of preferred stock may be restricted by loan agreements, indentures and other transactions we may enter into.

Convertibility

       No series of preferred stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable articles of amendment and applicable prospectus supplement.

Redemption and Sinking Fund

       No series of preferred stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable articles of amendment and applicable prospectus supplement.

       Shares of preferred stock that we redeem or otherwise reacquire will resume the status of authorized and unissued shares of preferred stock undesignated as to series, and will be available for subsequent issuance. There are no restrictions on repurchase or redemption of the preferred stock while there is any arrearage on sinking fund installments except as may be set forth in the applicable articles of amendment.

Liquidation

       In the event we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of each series of preferred stock will be entitled to receive the liquidation preference per share specified in the applicable prospectus supplement, plus any accrued and unpaid dividends. Holders of preferred stock will be entitled to receive these amounts before any distribution is made to the holders of common stock.

       If the amounts payable to preferred stockholders are not paid in full, the holders of preferred stock will share ratably in any distribution of assets based upon the aggregate liquidation preference for all outstanding shares for each series. After the holders of shares of preferred stock are paid in full, they will have no right or claim to any of our remaining assets.

       The liquidation preference is not indicative of the price at which the preferred stock will actually trade on or after the date of issuance.

Voting

       The holders of preferred stock will not be entitled to vote with the holders of common stock in the election of directors, except as provided in the articles of amendment with respect to a particular series and the applicable prospectus supplement.

No Other Rights

       The shares of a series of preferred stock will not have any preemptive rights, preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the prospectus supplement, our amended and restated articles of incorporation or articles of amendment or as otherwise required by law.

Transfer Agent and Registrar

       We will designate the transfer agent for each series of preferred stock in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

       We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock. Each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

       The shares of preferred stock underlying the depositary shares will be deposited with a depositary under a deposit agreement among us, the depositary and the holders of the depositary receipts evidencing the depositary shares. The depositary will be a bank or trust company selected by us. The depositary will also act as the transfer agent, registrar and dividend disbursing agent for the depositary shares.

       Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

       The following is a summary of the most important terms of the depositary shares. The deposit agreement, our amended and restated articles of incorporation and the articles of amendment for the applicable series of preferred stock that are, or will be, filed with the SEC will set forth all of the terms relating to the depositary shares.

Dividends

       The depositary will distribute all cash dividends or other cash distributions received relating to the series of preferred stock underlying the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date. The record date for the depositary shares will be the same date as the record date for the preferred stock.

       In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution. However, if the depositary determines that it is not feasible to make the distribution, the depositary may, with our approval, adopt another method for the distribution. The method may include selling the property and distributing the net proceeds to the holders.

Liquidation Preference

       In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of each depositary share will be entitled to receive the fraction of the liquidation preference accorded each share of the applicable series of preferred stock, as set forth in the applicable prospectus supplement.

Redemption

       If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of preferred stock held by the depositary. Whenever we redeem any preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption to the record holders of the depositary receipts promptly upon receiving the notice from us and not less than 35 nor more than 60 days prior to the date fixed for redemption of the preferred stock and the depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price payable per share for the applicable series of preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares will be selected by lot or ratably as the depositary will decide.

Voting

       Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts representing the preferred stock. Each record holder of those depositary receipts on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder’s depositary shares. The record date for the depositary shares will be the same date as the record date for the preferred stock. The depositary will try, as far as practicable, to vote the preferred stock underlying the depositary shares in a manner consistent with the instructions of the holders of the depositary receipts. We will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock

       Owners of depositary shares are entitled, upon surrender of depositary receipts at the principal office of the depositary and payment of any unpaid amount due the depositary, to receive the number of whole shares of preferred stock underlying the depositary shares. Partial shares of preferred stock will not be issued. These holders of preferred stock will not be entitled to deposit the shares under the deposit agreement or to receive depositary receipts evidencing depositary shares for the preferred stock.

Amendment and Termination of Deposit Agreement

       The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time and from time to time by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares, other than any change in fees, will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement automatically terminates if:

•	all outstanding depositary shares have been redeemed; or

•	there has been a final distribution relating to the preferred stock in connection with our dissolution, and that distribution has been made to all the holders of depositary shares.

Charges of Depositary

       We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and the initial issuance of the depositary shares, any redemption of the preferred stock and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and certain other charges as provided in the deposit agreement. In certain circumstances, the depositary may refuse to transfer depositary shares, withhold dividends and distributions, and sell the depositary shares evidenced by the depositary receipts, if the charges are not paid.

Reports to Holders

       The depositary will forward to the holders of depositary receipts all reports and communications we deliver to the depositary that we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary — and at other places as it thinks are advisable — any reports and communications we deliver to the depositary as the holder of preferred stock.

Liability and Legal Proceedings

       Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper persons.

Resignation and Removal of Depositary

       The depositary may resign at any time by delivering a notice to us of its election to do so. We may also remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal. In addition, the successor depositary must be a bank or trust company having its principal office in the United States of America and must have a combined capital and surplus of at least $150,000,000.

Federal Income Tax Consequences

       Owners of the depositary shares will be treated for Federal income tax purposes as if they were owners of the preferred stock underlying the depositary shares. Accordingly, the owners will be entitled to take into account for Federal income tax purposes income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

•	no gain or loss will be recognized for Federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares;

•	the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged; and

•	the holding period for preferred stock in the hands of an exchanging owner of depositary shares will include the period during which the person owned the depositary shares.

DESCRIPTION OF COMMON STOCK

       As of the date of this prospectus, we are authorized to issue up to 199,000,000 shares of common stock, without par value. As of July 18, 2003, 61,798,109 shares of common stock were outstanding. The common stock is listed on the New York Stock Exchange under the symbol “HB”.

Dividends

       Holders of common stock are entitled to receive dividends out of any assets legally available for payment of dividends as may from time to time be declared by our Board of Directors, subject to the rights of the holders of preferred stock.

Voting

       Each holder of common stock is entitled to one vote per share on all matters requiring a vote of the stockholders, including, without limitation, the election of directors. The holders of common stock do not have cumulative voting rights.

Rights Upon Liquidation

       In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of common stock will be entitled to share equally in our assets available for distribution after payment in full of all debts and after the holders of preferred stock have received their liquidation preferences in full.

Board of Directors

       Our amended and restated articles of incorporation and amended and restated code of by-laws provide that our board of directors shall be divided into three classes each consisting of an equal, or as nearly equal as possible, number of directors. Each class will be elected for a three-year term, and the term of each class will expire in succeeding years. It will, therefore, require elections in three consecutive years to reelect or to replace our entire board of directors. At any meeting of our board of directors, a majority of the total number of the directors constitutes a quorum.

Miscellaneous

       Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.

DESCRIPTION OF WARRANTS

       We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with our debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with any offering of warrants.

       The prospectus supplement relating to a particular issue of warrants to purchase debt securities, preferred stock or common stock will describe the terms of those warrants, including the following, to the extent applicable:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the debt securities, preferred stock or common stock that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

•	the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	the number of shares of preferred stock or common stock that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants;

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

•	any other information we think is important about the warrants.

DESCRIPTION OF SECURITIES PURCHASE CONTRACTS AND SECURITIES PURCHASE UNITS

       This section describes the general terms of the securities purchase contracts and securities purchase units that Hillenbrand may offer and sell by this prospectus. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each securities purchase contract and securities purchase unit. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities purchase contracts and securities purchase units as described in this prospectus.

Stock Purchase Contracts and Stock Purchase Units

       We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates, or a variable number of shares of common stock or preferred stock for a stated amount of consideration. The price per share and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specified formula set forth in the stock purchase contracts. Any such formula may include anti-dilution provisions to adjust the number of shares of common stock or preferred stock issuable pursuant to the stock purchase contracts upon certain events.

       The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract and, as security for the holder’s obligations to purchase the shares under the stock purchase contracts, either (a) our senior debt securities or subordinated debt securities or, (b) debt obligations of third parties, including U.S. Treasury securities. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner, and in certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

Debt Purchase Contracts and Debt Purchase Units

       We may issue debt purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified principal amount of debt securities at a future date or dates. The purchase price and the interest rate may be fixed at the time the debt purchase contracts are issued or may be determined by reference to a specific formula set forth in the debt purchase contracts.

       The debt purchase contracts may be issued separately or as a part of units consisting of debt purchase contracts and, as security for the holder’s obligations to purchase the securities under the debt purchase contracts, either (a) our senior debt securities or subordinated debt securities or (b) debt obligations of third parties, including U.S. Treasury securities. The debt purchase contracts may require us to make periodic payments to the holders of the debt purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The debt purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid debt purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original debt purchase contract.

       The prospectus supplement will describe the general terms of any purchase contracts or purchase units and, if applicable, prepaid purchase contracts. The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to (a) the purchase contracts, (b) the collateral arrangements and depositary arrangements, if applicable, relating to such purchase contracts or purchase units and (c) if applicable, the prepaid purchase contracts and the document pursuant to which such prepaid purchase contracts will be issued. Material United States federal income tax considerations applicable to the purchase contracts and the purchase units will also be discussed in the prospectus supplement.

PLAN OF DISTRIBUTION

       We may sell the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

       We will describe in a prospectus supplement, the particular terms of the offering of the securities, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities of the series may be listed; and

•	any other information we think is important.

       If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

       The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

       We may sell offered securities through agents designated by us. Any agent involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents will use their reasonable best efforts to solicit purchases for the period of their appointment.

       We also may sell offered securities directly. In this case, no underwriters or agents would be involved.

       Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement.

       Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with or perform services for us and our subsidiaries in the ordinary course of business. One or more of our affiliates may from time to time act as an agent or underwriter in connection with the sale of the securities to the extent permitted by applicable law. The participation of any such affiliate in the offer and sale of the securities will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

       We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

       We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

       In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities being offered or any other securities the prices of which may be used to determine payments on the securities being offered. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in the securities for their own account. In addition, to cover overallotments or to stabilize the price of the securities being offered or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

       Some or all of the securities may be new issues of securities with no established trading market. Any underwriter to which securities are sold by us for public offering and sale may make a market in the securities, but will not be obligated to do so, and may discontinue any market making at any time without notice. We cannot and will not give any assurances as to the liquidity of the trading market for any of our securities.

WHERE YOU CAN FIND MORE INFORMATION

       We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC file number is 1-6651. You can read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

       This prospectus, which forms part of the registration statement, does not contain all of the information that is included in the registration statement. You will find additional information about our company in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we subsequently file will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until our offering is completed:

1. Transition Report on Form 10-K for the period ended September 30, 2002, filed with the SEC on January 6, 2003;

2. Quarterly Report on Form 10-Q for quarter ended December 31, 2002, filed with the SEC on February 14, 2003;

3. Quarterly Report on Form 10-Q for quarter ended March 31, 2003, filed with the SEC on May 12, 2003;

4. Quarterly Report on Form 10-Q for quarter ended June 30, 2003, filed with the SEC on August 1, 2003;

5. Current Reports on Form 8-K dated November 22, 2002, January 7, 2003, January 8, 2003, February 4, 2003, April 14, 2003, July 11, 2003, and August 4, 2003; and

6. Description of Hillenbrand’s common stock, contained in Form 8-A filed with the SEC on May 17, 1971.

       You may request a copy of these filings, other than an exhibit to a filing, unless that exhibit is specifically incorporated by reference into the filing, at no cost, and a copy of the indentures, the warrant agreements, the depositary agreement and any other agreements that we refer to in this prospectus by writing or calling us at our principal executive offices at the following address:

Hillenbrand Industries, Inc.

700 State Route 46 East
Batesville, Indiana 97006-9166
Attention: Secretary
(812) 934-7000

FORWARD-LOOKING STATEMENTS

       This prospectus, including the documents incorporated by reference in this prospectus, contains, and any prospectus supplement may contain, forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.

       We have tried, wherever possible, to identify these forward-looking statements by using words such as “intend”, “anticipate”, “believe”, “plan”, “mitigate”, “evaluate”, “attempt”, “could”, “future”, “expect”, “may”, “estimate”, “strategy”, “will”, “projection”, “should”, “forecast”, “continue” or the negative of those terms or other variations of them or by comparable terminology, but the absence of such terms does not mean that the statement is not forward-looking. In particular, statements, expressed or implied, concerning future actions, conditions or events, or future operating results or the ability to generate sales, income or cash flow are forward-looking statements.

       Forward-looking statements give our expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors — many of which are beyond our control — that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. For example:

•	Failure to comply with the United States Food and Drug Administration regulations and similar foreign regulations applicable to our medical device products could expose us to enforcement actions or other adverse consequences.

•	Capital equipment sales and therapy bed rental revenues may continue to be adversely affected by Medicare and state government Medicaid reimbursement cuts that may affect customers in every segment of the our health care business.

•	Negative performance of our insurance investment portfolio could negatively impact earnings. The investment portfolio, which is primarily bond based, could be adversely affected by general economic conditions, changes in interest rates, default on debt instruments and other factors. Competitive pressures could also limit our ability to reduce liability crediting rates in response to the lower investment performance, adversely affecting profitability.

•	Continued declines and fluctuations in mortality rates and increased cremations may adversely affect, as they have in recent years, the volume of our sales of burial caskets.

•	Future financial performance will depend in part on the successful introduction of new products into the marketplace on a cost-effective basis. The financial success of new products could be adversely impacted by competitors’ products, customer acceptance, difficulties in product development and manufacturing, certain regulatory approvals and other factors.

•	Our health care and funeral services businesses are significantly dependent on several major contracts with large national providers and group purchasing organizations. Our relationships with these customers and organizations pose several risks to us.

•	Increased prices for or unavailability of raw materials or finished goods used in our products could adversely affect our profitability or revenues.

•	Implementation of our Enterprise Resource Planning system could cause us to make unplanned expenditures or could cause disruptions in our business.

•	Product liability or other liability claims could expose us to adverse judgments or could affect the sales of our products.

•	We may not be able to execute our growth strategy if we are unable to successfully acquire and integrate other companies in the health care industry.

•	We may not be successful in achieving expected operating efficiencies and operating cost reductions associated with announced restructuring, realignment and cost reduction activities.

       For a more in depth discussion of these and other factors that could cause actual results to differ from those contained in forward-looking statements, see the discussions under the heading “Risk Factors” in Hillenbrand’s Transition Report on Form 10-K for the period ended September 30, 2002 filed with the SEC and other factors described in this prospectus, the documents incorporated by reference in this prospectus or any prospectus supplement. We assume no obligation to update or revise any forward-looking statements.

VALIDITY OF THE SECURITIES

       The validity of shares of common stock and preferred stock to be offered by Hillenbrand will be passed upon for Hillenbrand by Barnes & Thornburg, Indianapolis, Indiana. The validity of the other securities to be offered by Hillenbrand will be passed upon for Hillenbrand by Bracewell & Patterson, L.L.P., Houston, Texas.

EXPERTS

       The audited financial statements incorporated in this prospectus by reference to Hillenbrand’s Transition Report on Form 10-K for the period ended September 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

$250,000,000

Hillenbrand Industries, Inc.
       % Notes due 2009

Goldman, Sachs & Co.

Citigroup

Banc of America Securities LLC

UBS Investment Bank
ABN AMRO Incorporated
Banc One Capital Markets, Inc.
BNP PARIBAS
NatCity Investments, Inc.